SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

BUSINESS COMBINATION NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Haley Industries Limited
(Name of Subject Company)

Haley Industries Limited
(Translation of Subject Company's Name into English (if applicable))

Province of Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Magellan Aerospace Limited
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

405620
(CUSIP Number of Class of Securities (if applicable))

Haley Industries Limited
634 Magnesium Road,
Haley, Ontario
K0J 1Y0 Canada
(613) 432-8841
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 8, 2002
(Date Business Combination Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Notice of Special Meeting of Shareholders to be held November 29, 2002
Management Proxy Circular dated October 30, 2002
Form of Proxy
Letter of Transmittal

Item 2. Informational Legends

See cover page of the Management Proxy Circular dated October 30, 2002

HALEY INDUSTRIES LIMITED

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 29, 2002

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Meeting") of Shareholders of Haley Industries Limited (the "Company") will be held at the Toronto Board of Trade Airport Centre – Pearson Room, 830 Dixon Road, Etobicoke, Ontario on Friday, November 29, 2002 at 9:30 a.m. (Toronto time) for the following purposes:

1. to consider, and if thought advisable to pass, with or without amendment, the special resolution (the "Special Resolution"), the full text of which resolution is set out in Appendix A to the accompanying Management Proxy Circular (the "Circular"), to approve the amalgamation (the "Amalgamation") under section 175 of the *Business Corporations Act* (Ontario) (the "OBCA") of the Company with 2014835 Ontario Limited ("Subco"), a wholly-owned subsidiary of Magellan Aerospace Limited, as more particularly described in the accompanying Circular; and

2. to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Amalgamation is described in the accompanying Circular. The full text of the Special Resolution and of the Amalgamation Agreement is set out in Appendices A and B to the Circular, respectively. Capitalized terms used in this Notice and not defined herein are defined in the section of the accompanying Circular entitled "Glossary of Terms" or elsewhere in the Circular.

The net effect of the Amalgamation is that Minority Shareholders (other than the Dissenting Shareholders or Subco) will receive, at their election, either $2.16 in cash or 0.45 of a Magellan Share for each Haley Share held by such Minority Shareholder and cease to be Shareholders of the Company.

The Board of Directors of the Company has fixed October 30, 2002 (the "Record Date") as the record date for determining the holders of record of Haley Shares who are entitled to receive notice of the Meeting and to attend and vote at the Meeting and any adjournment(s) or postponement(s) thereof.

A copy of the Circular and a form of proxy for use at the meeting accompany this Notice.

If you do not attend the Meeting in person, you may appoint a proxyholder or one or more alternate proxyholders to attend and act at the Meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy. Proxies to be used at the Meeting must be deposited with the Company or its agent, Computershare Trust Company of Canada, at any time prior to 4:30 p.m. (Toronto time) on November 27, 2002, or in the case of any adjournment(s) or postponement(s), the Close of Business on the last Business Day preceding the day of the adjourned or postponed Meeting. A prepaid envelope addressed to Computershare Trust Company of Canada is enclosed for your convenience.

Under section 185 of the OBCA, a registered holder of common shares of the Company may dissent in respect of the Special Resolution approving the Amalgamation described in the accompanying Circular. If the Amalgamation becomes effective, dissenting shareholders who provide a written objection to the Special Resolution in accordance with section 185 of the OBCA and otherwise strictly comply with the procedures set forth in the OBCA will be entitled to be paid the fair value of their Haley Shares. This right of dissent is summarized in Appendix C to the Circular and section 185 of the OBCA is set forth in Appendix D to the Circular. **Failure to comply strictly with the requirements set forth in section 185 of the OBCA may result in the loss of any right to dissent. Persons who are beneficial owners of Haley Shares registered in the name of a broker, custodian, nominee or other intermediary who wish to dissent should be aware that only the registered holders of Haley Shares are entitled to dissent. Accordingly, if you are such a beneficial owner of Haley Shares desiring to exercise your right of dissent, you must make arrangements for the Haley Shares beneficially owned by you to be registered in your name prior to the time that the written objection to the Special Resolution in respect of the Amalgamation is required to be received by the Company, or alternatively, make arrangements for the registered holder of your Haley Shares to dissent on your behalf.**

Dated at Toronto, Ontario, the 30th day of October, 2002.

BY ORDER OF THE DIRECTORS

"Richard A. Neill"

Richard A. Neill
President and Chief Operating Officer

HALEY INDUSTRIES LIMITED

MANAGEMENT PROXY CIRCULAR

IN CONNECTION WITH

THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD NOVEMBER 29, 2002

OCTOBER 30, 2002

The information contained herein is given as of October 30, 2002 except where otherwise indicated. The information contained herein concerning the Offeror, 2014835 Ontario Limited and/or Magellan Aerospace Corporation was supplied by the Offeror, 2014835 Ontario Limited and/or Magellan Aerospace Corporation, respectively, and has not been independently verified by the Management of Haley Industries Limited

The proposed transaction described herein involves a business combination in respect of the securities of Canadian companies. The proposed business combination is subject to disclosure requirements of Canada, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards that may not be comparable to financial statements of United States companies.

It may be difficult for Shareholders of Haley Industries Limited who are resident in the United States to enforce their rights and any claim they may have arising under the United States federal securities laws, since Haley Industries Limited is located in a foreign country, and some or all of its officers and directors may be residents of a country other than the United States. Shareholders of Haley Industries Limited who are resident in the United States may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of the United States securities laws. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a United States court's judgment.

Shareholders should be aware that the Offeror or its affiliates, directly or indirectly, may make purchases of Haley's securities, subject to the proposed business combination, or certain related securities in an open market or privately negotiated purchases or otherwise, as permitted by applicable laws or regulations of Canada or its provinces or territories.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN AS SET FORTH IN THIS CIRCULAR OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

TABLE OF CONTENTS

GLOSSARY OF TERMS

The following terms and expressions used in this document have the following meanings, unless the context otherwise requires.

"**Acquisition Agreement**" means the acquisition agreement between the Offeror, Haley and Amcan dated July 2, 2002;

"**affiliate**" has the meaning ascribed thereto in the OSA;

"**Amalco**" means the corporation continuing as a result of the Amalgamation;

"**Amalco Class A Redeemable Preferred Shares**" means the Class A redeemable preferred shares in the capital of Amalco;

"**Amalco Common Shares**" means the common shares in the capital of Amalco;

"**Amalgamation**" means the amalgamation of Haley and Subco pursuant to the Amalgamation Agreement;

"**Amalgamation Agreement**" means the amalgamation agreement dated October 30, 2002 among Haley, Subco, Magellan and the Offeror which provides for the Amalgamation, a copy of which is attached to the Circular as Appendix "B";

"**Amcan**" means Amcan Consolidated Technologies Corp.;

"**associate**" has the meaning ascribed thereto in the OSA;

"**Board of Directors**" or "**Board**" means the board of directors of Haley or the Offeror, as the context requires;

"**Business Day**" means any day other than a Saturday, a Sunday or a day that is treated as a holiday at Haley's principal executive office in Haley, Ontario;

"**Cash Election**" means the election by a Minority Shareholder (other than Subco) to receive $2.16 for each Common Share held;

"**CCRA**" means the Canadian Customs and Revenue Agency;

"**Circular**" means this management proxy circular, including all appendices hereto;

"**Close of Business**" on any given date means the time on such date (or, if such date is not a Business Day, the next following Business Day) at which the office of the Depositary in the City of Toronto, Ontario becomes closed to the public;

"**CVMQ**" means the Commission des valeurs mobilières du Québec;

"**Date of Redemption**" means the Effective Date;

"**Depositary**" means Computershare Trust Company of Canada, at its Toronto offices specified in the Letter of Transmittal;

"**Dissenting Shareholder**" means a registered Shareholder who, in connection with the Special Resolution, has exercised the right to dissent pursuant to section 185 of the OBCA in strict compliance with the provisions thereof and thereby becomes entitled to receive the fair value of the Haley Shares held by that Shareholder, provided that a Shareholder who fails to comply with the strict requirements of the said dissent procedures will be deemed not to constitute "Dissenting Shareholders";

"**Effective Date**" means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation, which date is anticipated to be December 1, 2002;

"**Effective Time**" means 12:01 a.m. (Toronto time) on the Effective Date;

"**Election Deadline**" means 5:00 p.m. (Toronto time) on November 30, 2002;

"**Haley**" or the "**Company**" means Haley Industries Limited;

"**Haley Shares**" means the common shares in the capital of Haley;

"**Letter of Transmittal**" means the Letter of Transmittal (printed on yellow paper), to be completed by a Shareholder in order to receive the Redemption Consideration, in the form accompanying the Circular, or a facsimile thereof;

"**Magellan**" means Magellan Aerospace Corporation;

"**Magellan Share Election**" means the election, or deemed election, by a Minority Shareholder (other than Subco) to receive 0.45 of a Magellan Share for each Common Share held;

"**Magellan Share Election Consideration**" means, in respect of each Minority Shareholder who makes, or is deemed to make, the Magellan Share Election, 0.45 Magellan Shares for each Common Share held;

"**Magellan Shares**" means common shares in the capital of Magellan;

"**Management**" means the management of Haley or the Offeror as the context requires;

"**Meeting**" means the special meeting of Shareholders to be held on November 29, 2002 to consider, among other things, the approval of the Special Resolution, and any adjournment(s) or postponement(s) thereof;

"**Minority Shareholders**" means the "minority" holders of Haley Shares as such term is defined in OSC Rule 61-501 and Policy Q-27;

"**Notice**" means the notice of the Meeting accompanying this Circular;

"**OBCA**" means the *Business Corporation Act* (Ontario), as amended, and all regulations promulgated thereunder;

"**Offer**" means the formal offer to purchase all of the outstanding Haley Shares made by the Offeror to Shareholders on July 16, 2002, as extended and varied on August 21, 2002 and further extended on September 3, 2002 and September 16, 2002, and includes the Offering Circular;

"**Offering Circular**" means the take-over bid circular accompanying the Offer and forming a part thereof;

"**Offeror**" means Magellan Aerospace Limited, a corporation incorporated under the OBCA and a wholly-owned subsidiary of Magellan;

"**OSA**" means the *Securities Act* (Ontario), as amended, together with all regulations promulgated thereunder;

"**OSC**" means the Ontario Securities Commission;

"**OSC Rule 61-501**" means Rule 61-501 - Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions of the OSC;

"**Policy Q-27**" means Policy Statement No. Q-27 of the CVMQ;

"**Record Date**" means October 30, 2002, the record date for receiving notice of and voting at the Meeting;

"**Redemption Consideration**" means, in respect of each Minority Shareholder making the Cash Election, $2.16 in cash;

"**Registered Shareholder**" means a holder of Haley Share(s) shown as holder on the books or records of Haley;

"**Shareholders**" means the holders of Haley Shares, and "**Shareholder**" means any one of them;

"**Special Resolution**" means the special resolution of the Shareholders to be considered at the Meeting to effect the Amalgamation, substantially in the form set forth in Appendix A to this Circular;

"**Subsequent Acquisition Transaction**" has the meaning ascribed thereto under "**Acquisition of Haley Shares Not Deposited**" in Section 12 of the Offering Circular;

"**Subco**" means 2014835 Ontario Limited, a wholly-owned subsidiary of the Offeror;

"**Tax Act**" means the *Income Tax Act* (Canada), including all regulations made thereunder, and all amendments to such statute and regulations from time to time;

"**Time of Redemption**" means 12:02 a.m. (Toronto time) on the Date of Redemption;

"**TSX**" means the Toronto Stock Exchange; and

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

SUMMARY OF CIRCULAR

The following is a summary of certain significant information appearing elsewhere in this Circular. Certain capitalized terms used in this summary are defined in the Glossary of Terms. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Circular. Shareholders are urged to read this Circular and the Appendices hereto in their entirety. All currency amounts expressed herein unless otherwise indicated are expressed in Canadian dollars.

Date, Time and Place of Meeting

The Meeting will be held on Friday, November 29, 2002, at 9:30 a.m. (Toronto time) at the Toronto Board of Trade Airport Centre – Pearson Room, 830 Dixon Road, Etobicoke, Ontario, unless otherwise adjourned or postponed.

Record Date

The record date for the determination of Shareholders entitled to notice of and to vote at the Meeting is October 30, 2002.

Background to and Purpose of the Meeting

On July 16, 2002, a formal Offer was made by the Offeror to purchase all of the issued and outstanding Haley Shares for, at the election of each Shareholder, either $2.15 in cash or 0.425 of a Magellan Share for each Haley Share validly deposited under the Offer. On August 21, 2002 the Offeror extended and varied the Offer increasing the consideration to, at the election of each Shareholder, $2.16 in cash or 0.45 of a Magellan Share for each Haley Share validly deposited to the Offer. The Offer was further extended on September 3, 2002 and September 16, 2002.

The Offeror was incorporated pursuant to the OBCA and is a wholly-owned subsidiary of Magellan. Magellan operates its Canadian aerospace business through the Offeror.

As of September 30, 2002, the Offeror has taken up and paid for 8,764,687 Haley Shares deposited under the Offer, representing approximately 83% of the Haley Shares outstanding. Prior to the Effective Date, the Offeror will transfer all of the Haley Shares that it owns to Subco, so that, following the transfer, Subco will hold approximately 83% of the Haley Shares outstanding.

In the Offering Circular, the Offeror disclosed its intention to acquire all of the Haley Shares not deposited under the Offer by means of a Subsequent Acquisition Transaction, including a "going private transaction". The purpose of the Meeting is for the Shareholders to consider, and if thought advisable to pass, the Special Resolution authorizing the Amalgamation. The net effect of the Amalgamation and subsequent redemption of Amalco Class A Redeemable Preferred Shares is that Shareholders other than the Offeror will receive, at their election, either the Redemption Consideration or Magellan Share Election Consideration for each Haley Share held by such Shareholder and cease to be Shareholders. See the discussion under the heading "**Background to and Purpose of the Meeting**" of this Circular.

Shareholder Approvals Required

For the Amalgamation to be approved by the Shareholders in accordance with applicable law, the Special Resolution must be passed by: (i) at least $66^{2}/_{3}$% of the votes cast by holders of the Haley Shares present or represented by proxy at the Meeting and entitled to vote on the Special Resolution; and (ii) a majority of the votes cast by "minority" holders of Haley Shares, as defined in OSC Rule 61-501 and Policy Q-27. For the purposes of the approval by Minority Shareholders, the Offeror is permitted to vote the Haley Shares it acquired pursuant to the Offer. The Offeror has advised Haley that it intends to vote the 8,764,687 Haley Shares it holds, all of which were acquired pursuant to the Offer, representing approximately 83% of the total Haley Shares outstanding and approximately 83% of the total "minority" Haley Shares outstanding, in favour of the Special Resolution. Accordingly, the Offeror has a sufficient number of Haley Shares to pass the Special Resolution. See the discussion under the heading "**Shareholder Approvals**" of this Circular.

Terms and Effect of the Amalgamation

If the Special Resolution is passed, subject to the satisfaction or waiver of all other conditions in the Amalgamation Agreement, a copy of which is attached to this Circular as Appendix B, it is expected that the Amalgamation will become effective at the Effective Time, upon the filing of the articles of amalgamation and the issuance of a certificate of amalgamation giving effect thereto.

On the Effective Date, Haley and Subco will amalgamate and continue as one corporation under the name Haley Industries Limited. At the Effective Time:

(a) each Minority Shareholder (other than a Dissenting Shareholder or Subco) making a Cash Election shall receive one (1) Amalco Class A Redeemable Preferred Share in exchange for each issued and outstanding Haley Share held by such Shareholder and the Haley Shares thus exchanged shall be cancelled without reimbursement of the capital represented by such shares;

(b) each Minority Shareholder (other than a Dissenting Shareholder or Subco) making the Magellan Share Election shall receive forty-five one-hundredths (0.45) of a Magellan Share in exchange for each issued and outstanding Haley Share held by such shareholder and the Haley Shares thus exchanged shall be cancelled without reimbursement of the capital represented by such shares;

(c) in consideration of the issue by Magellan of the Magellan Shares pursuant to paragraph (b) above, Amalco shall issue to Magellan 2.22 fully paid and non-assessable Amalco Common Shares for each Magellan Share so issued;

(d) each Haley Share held by Subco shall be cancelled without reimbursement of the capital represented by such shares;

(e) the Offeror shall receive one (1) Amalco Common Share in exchange for each one (1) common share of Subco held by the Offeror; and

(f) a Dissenting Shareholder will be entitled to be paid the fair value for such Dissenting Shareholder's Haley Shares by Amalco, on completion of the dissent procedures prescribed by, and in accordance with the provisions of the OBCA, and the Haley Shares held by such Dissenting Shareholder will be cancelled.

Subsequent to the Amalgamation, the terms of the Amalco Class A Redeemable Preferred Shares will require Amalco to redeem all such shares for the Redemption Consideration at the Time of Redemption. The Redemption Consideration will be paid by Amalco from funds provided by or on behalf of the Offeror. After the Amalgamation and the subsequent redemption of Amalco Class A Redeemable Preferred Shares, the Offeror will own all of the Amalco Common Shares.

As a result of the Amalgamation, the property of each of Haley and Subco will become the property of Amalco and Amalco will continue to be liable for the obligations of each of Haley and Subco. Amalco will carry on the same operations as Haley and Subco and will have the same assets and liabilities. See the discussions under the heading "**Terms and Effect of the Amalgamation**".

Amalgamation Agreement

The Amalgamation, which is being carried out pursuant to section 175 of the OBCA, will be effected in accordance with the Amalgamation Agreement, a copy of which is attached as Appendix B to this Circular. See the discussion under the heading "**Terms and Effect of the Amalgamation**".

Share Capital of Amalco

The authorized capital of Amalco will consist of an unlimited number of Amalco Common Shares and an unlimited number of Amalco Class A Redeemable Preferred Shares. The Amalco Common Shares and the Amalco Class A Redeemable Preferred Shares will have the rights, privileges, restrictions and conditions as described in

Schedule A to the Amalgamation Agreement. The terms of the Amalco Class A Redeemable Preferred Shares will require Amalco to redeem all such shares for the Redemption Consideration at the Time of Redemption.

Conditions Precedent

The completion of the Amalgamation is subject to obtaining the requisite approvals of the Shareholders and of the Minority Shareholders in the manner described in this Circular as well as the satisfaction or waiver of all conditions as provided in the Amalgamation Agreement and the filing of the articles of amalgamation.

Termination

At any time prior to the issuance of a certificate of amalgamation, the Amalgamation Agreement may be terminated by the Haley Board of Directors, notwithstanding the approval of the Special Resolution by the Minority Shareholders and/or by the Shareholders and without any further approval of the Shareholders.

Right to Dissent

Registered Shareholders have the right to dissent in respect of the Amalgamation and to be paid the fair value of their Haley Shares, and if the Amalgamation becomes effective, to exercise their right to dissent, provided they strictly comply with the provisions of applicable law. **Failure by a Dissenting Shareholder to adhere strictly to the requirements of section 185 of the OBCA may result in the loss or unavailability of rights under that section.** See the discussion under the heading "**Right of Dissent**" of this Circular as well as Appendices C and D attached to this Circular.

Procedure for Receipt of Redemption Consideration, Magellan Share Election Consideration and Surrender of Share Certificates

Assuming the Amalgamation is approved by Shareholders and Minority Shareholders, each Haley Share (other than those held by Subco and by the Dissenting Shareholders) will be exchanged for at the Effective Time, depending on the election, or deemed election, either an Amalco Class A Redeemable Preferred Share or Magellan Share Election Consideration. Subsequently, at the Time of Redemption, all Amalco Class A Redeemable Preferred Shares will be redeemed by Amalco. For holders of Haley Shares to receive the Redemption Consideration payable in respect of their Amalco Class A Redeemable Preferred Shares following the Time of Redemption or the Magellan Share Election Consideration, they must complete and sign the enclosed Letter of Transmittal and return it, together with their certificate(s) representing their Haley Shares and all other requisite documentation to the Depositary in accordance with the procedure specified in the enclosed Letter of Transmittal. As soon as possible following the Effective Time and receipt of required documents, the Depositary will send to each holder of Haley Shares who has submitted a Letter of Transmittal in accordance with the foregoing, either a cheque or certificates representing Magellan Shares, as applicable. Shareholders holding Haley Shares that are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Haley Shares. If a share certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirement, which must be properly completed and submitted in good order to the Depositary on or prior to the effecting such payment.

Minority Shareholders failing to make either the Cash Election or Magellan Share Election on or before the Election Deadline will be deemed to have elected the Magellan Share Election. No fractional Magellan Shares will be issued. Any Minority Shareholder who would otherwise be entitled to receive a fractional Magellan Share will be entitled to receive that number of Magellan Shares after the fraction of a Magellan Share is rounded up to the nearest whole number of Magellan Shares. Rounding will be based upon the aggregate holdings of each beneficial holder of Haley Shares.

No share certificates will be issued in respect of the Amalco Class A Redeemable Preferred Shares. The existing share certificates representing the Haley Shares (other than those held by Subco and by the Dissenting Shareholders) will be deemed, as of the Effective Date, to represent the Amalco Class A Redeemable Preferred Shares. See the discussion under this heading "**Procedure for Receipt of Redemption Consideration and Surrender of Share Certificates**" of this Circular.

Certain Canadian Federal Income Tax Considerations

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Company, no capital gain or capital loss will be realized by a Shareholder whose Haley Shares are exchanged for Amalco Class A Redeemable Preferred Shares or Magellan Shares on the Amalgamation. On the redemption of the Amalco Class A Redeemable Preferred Shares, Shareholders will be considered to have disposed of such shares for proceeds of disposition equal to the aggregate Redemption Consideration received and will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of the Amalco Class A Redeemable Preferred Shares to the Shareholder. A Shareholder who is not a resident of Canada will not be subject to Canadian income tax in respect of the disposition of the Haley Shares on the Amalgamation and will not be subject to Canadian income tax in respect of any capital gains on the redemption of Amalco Class A Redeemable Preferred Shares received on the Amalgamation, unless the shares so disposed of are "taxable Canadian property" of such Shareholder.

The foregoing is qualified by a more detailed summary that appears under the heading "**Certain Canadian Federal Income Tax Considerations**" of this Circular. **Shareholders should consult their own tax advisors as to the particular consequences to them of having their Amalco Class A Redeemable Preferred Shares redeemed.**

Effect of the Amalgamation on Markets and Listings

It is intended that on or shortly after the Effective Date the Haley Shares will be delisted from the TSX and Haley will cease to be a reporting issuer in those provinces where Haley is currently a reporting issuer.

GENERAL INFORMATION REGARDING THE MEETING

Solicitation of Proxies

This Circular is furnished in connection with a solicitation of proxies being made by the Management of Haley for use at the Special Meeting of the Shareholders of the Company called for November 29, 2002 at 9:30 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof. The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers or employees of the Company. All costs of solicitation will be borne directly by the Company.

Appointment and Revocation of Proxies

The persons specified as the proxyholder in the enclosed form of proxy are directors of the Company. Each Registered Shareholder has the right to appoint a proxyholder (who need not be a Shareholder) other than the persons designated in the enclosed form of proxy as nominee to attend and act for the Shareholder and on the Shareholder's behalf at the Meeting, or any adjournment(s) or postponement(s) thereof. This right may be exercised by striking out the names of the designated persons and inserting the name of such other proxyholder in the blank space provided, or by completing another appropriate form of proxy. To be valid, the proxy must be executed by the Shareholder, or his or her attorney duly authorized in writing, and deposited with the Company or the Depositary at any time prior to 4:30 p.m. (Toronto time) on November 27, 2002 or in the case of any adjournment(s) or postponement(s) of the Meeting, the Close of Business on the last Business Day preceding the day of the adjourned or postponed Meeting. If the Shareholder is a corporation, the proxy must be executed by an officer or properly appointed attorney thereof. A prepaid envelope addressed to the Depositary is enclosed with this Circular for convenience.

The form of proxy forwarded to Shareholders with this Circular confers discretionary authority upon the proxyholder with respect to amendment(s) or variation(s) of matters identified in the Notice or other matter(s) which may properly come before the Meeting. Management knows of no amendment(s) or variation(s) or other matter(s) to come before the Meeting other than the matters referred to in the accompanying Notice. However, if any amendment(s) or variation(s), or other matter(s) which are not now known to Management should properly come before the Meeting, the Haley Shares represented by the proxies will be voted on such amendment(s) or variation(s), or other matter(s) in accordance with the best judgment of the respective proxyholders.

On any ballot that may be called for, the Haley Shares represented by proxies will be voted for or against the matter identified in the Notice or any other matters which may properly come before the Meeting in accordance with the specifications made on the form of proxy by the Shareholders. **In the absence of such specification or any direction to the contrary, the Haley Shares represented by proxies solicited by Management will be voted on any ballot <u>FOR</u> the Special Resolution to effect the Amalgamation.**

In addition to the revocation in any other manner permitted by law, a Shareholder may revoke a proxy by depositing an instrument in writing executed by the Shareholder (or by the Shareholder's attorney authorized in writing, or if the Shareholder is a corporation, by an officer or attorney thereof duly authorized in writing) at the registered office of the Company at any time up to 4:30 p.m. (Toronto time) on November 28, 2002 (or, in the case of any adjournment(s) or postponement(s) of the Meeting, the Close of Business on the last Business Day preceding the day of the adjourned or postponed Meeting at which the proxy is to be used) or with the Chairman of the Meeting on the day of the Meeting or adjourned or postponed Meeting or in any other manner permitted by law.

Advice to Non-Registered Shareholders

Only Registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Haley Shares beneficially owned by a person (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Haley Shares such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as CDS & Co., the registration name for The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice, this Circular, the Letter of Transmittal and the forms of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Depositary at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone or electronic means).

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Haley Shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.**

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

Voting Shares and Principal Shareholders

The authorized capital of the company is comprised of an unlimited number of Haley Shares. As of October 30, 2002, there were outstanding 10,568,200 Haley Shares. Each holder of record at the Close of Business on the Record Date of Haley Shares is entitled to one vote with respect to each Haley Share held.

The Company will prepare, not later than ten days after the Record Date, a list of Shareholders who were registered on the records of the Company or its transfer agent, Computershare Trust Company of Canada, as of the Record Date. Each Shareholder named on the list is entitled, upon providing satisfactory identification to the scrutineers, to vote the Haley Shares shown in such list as being held by such Shareholder (other than shares for which a proxy has been given and not revoked) at the Meeting. Any person who is a transferee of Haley Shares acquired after the Record Date and who produces properly endorsed certificates for such Haley Shares or otherwise establishes ownership thereof and who demands, not later than ten days prior to the Meeting, that the Company include his name on this list of Shareholders, is also entitled to vote at the Meeting. The list of Shareholders of record at the Close of Business on the Record Date is available for inspection during business hours at the Depositary's office at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 (Toll Free: 1-800-564-6253 and facsimile (416) 981-9800), and will be available at the Meeting.

To the knowledge of the directors and senior officers of the Company, after reasonable enquiry, as at October 30, 2002, no person beneficially owned or exercised control or direction over shares carrying more than 10% of the votes attached to all of the outstanding Haley Shares except for (i) the Offeror, which beneficially owns, directly or indirectly, or exercises control or direction over, in the aggregate 8,764,687 Haley Shares, representing approximately 83% of the total Haley Shares outstanding; and (ii) Howson Tattersall Investment Counsel Limited, which holds an aggregate 1,070,200 Haley Shares, representing approximately 10.1% of the total Haley Shares outstanding.

INFORMATION REGARDING THE AMALGAMATION

Background to and Purpose of the Meeting

On July 2, 2002, the Offeror, Haley and Amcan entered into the Acquisition Agreement pursuant to which the Offeror agreed to make the Offer to purchase all of the issued and outstanding Haley Shares. The intention of the Offeror to make the Offer was announced before the opening of markets on July 3, 2002. On July 16, 2002, the formal Offer was made to purchase all of the issued and outstanding Haley Shares for, at the election of each Shareholder, either $2.15 in cash or 0.425 Magellan Shares for each Haley Share deposited under the Offer. On August 21, 2002 the Offeror extended and varied the Offer increasing the consideration to, at the election of each Shareholder, $2.16 in cash or 0.45 of a Magellan Share for each Haley Share validly deposited.

On September 3, 2002, the Offeror announced that it had: (i) taken up the 8,278,717 Haley Shares deposited under the Offer, representing approximately 78% of the total Haley Shares outstanding; and (ii) extended the Offer until September 16, 2002.

Also on September 6, 2002, three members of the Haley Board of Directors resigned and were replaced by Messrs. Larry G. Moeller, Richard A. Neill and John B. Dekker.

On September 16, 2002 the Offeror announced that it had: (i) taken up all of the additional 74,414 Haley Shares deposited under the Offer, representing together with the Haley Shares taken up on September 3, 2002, approximately 79% of the Haley Shares outstanding; and (ii) extended the Offer until September 30, 2002.

On September 30, 2002 the Offeror announced that it had: (i) taken up all of the additional 411,556 Haley Shares deposited under the Offer, representing together with the Haley Shares taken up on September 3, 2002 and September 16, 2002, approximately 83% of the Haley Shares outstanding; and (ii) that the Offer expired at 5:00 p.m. (Toronto time) on September 30, 2002.

On October 22, 2002, two additional members of the Haley Board of Directors resigned. On October 22, 2002, the Board resolved to call the Meeting and to set the date of the Meeting and the Record Date. By resolution duly passed, the Haley Board of Directors approved the contents and the sending of the Notice and the Circular.

Prior to the Effective Date, the Offeror will transfer all of the Haley Shares that it owns to Subco, so that, following the transfer, Subco will hold approximately 83% of the Haley Shares outstanding

The Special Resolution attached as Appendix A to this Circular will be proposed for consideration at the Meeting. The purpose of this resolution is to approve the Amalgamation whereby Haley and Subco will amalgamate and continue as Amalco, a wholly-owned subsidiary of the Offeror. If the Amalgamation is successfully completed, on or shortly after the Effective Date, the Haley Shares will be delisted from the TSX and the Company will cease to be a reporting issuer under applicable securities laws.

Reasons for the Amalgamation

Under the Acquisition Agreement, the Offeror contemplated that, in the event it took up and paid for Haley Shares validly deposited under the Offer and acquired less than 90% of the Haley Shares validly deposited under the Offer, other than the Haley Shares held by the Offeror prior to the date of the Offer, it would take all reasonable steps to complete a Subsequent Acquisition Transaction, including a "going private transaction" within the meaning of OSC Rule 61-501 and Policy Q-27. In the Offer, the Offeror disclosed its intention to pursue the acquisition of the Haley Shares not deposited under the Offer by means of a Subsequent Acquisition Transaction, including such a going private transaction. In considering whether to call the Meeting and to present to the Shareholders for approval the Special Resolution to effect the Amalgamation, the Board noted that: (i) a going private transaction had been contemplated in both the Acquisition Agreement and the Offer; (ii) the consideration under the Amalgamation is equal in value to the consideration per share paid under the Offer (i.e., at the election of each Minority Shareholder $2.16 in cash or 0.45 of a Magellan Share per Haley Share) and is in the same form (i.e., cash or Magellan Shares); (iii) the Offeror has or will have a sufficient number of Haley Shares to requisition a meeting of Shareholders under the OBCA to consider such a going private transaction; and (iv) the Offeror has or will have a sufficient number of Haley Shares to pass the Special Resolution.

Under applicable securities laws, a broad range of regulatory obligations are imposed on corporations, such as Haley, with public shareholders. Regulatory requirements such as OSC Rule 61-501 and QSC Policy Q-27 also subject certain transactions between public corporations and their "related parties" to independent valuation and minority shareholder approval requirements.

Shareholder Approvals

In order to be effective, the Special Resolution must be approved by: (i) a majority of not less than two-thirds of the votes cast by holders of the Haley Shares present or represented by proxy at the Meeting and entitled to vote on the Special Resolution; and (ii) a majority of the votes cast by "minority" holders of Haley Shares, as such term is defined in OSC Rule 61-501 and Policy Q-27. OSC Rule 61-501 and Policy Q-27 require that, in addition to any other required shareholder approval, in order to complete a going private transaction or a related party transaction, the approval of a majority of the votes cast by "minority" holders of the affected securities be obtained. In relation to the Amalgamation, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the OSC and the CVMQ, all holders of Haley Shares, other than the following: (i) the Offeror (other than in respect of Haley Shares acquired pursuant to the Offer, as described below); (ii) any "related parties" of the Offeror (as defined, for the purposes of OSC Rule 61-501 and Policy Q-27) who would not be equally treated; and (iii) any person or company acting jointly or in concert with the foregoing.

OSC Rule 61-501 and Policy Q-27 also provide that the Offeror may treat Haley Shares acquired pursuant to the Offer as "minority" Haley Shares and vote them, or consider them voted, in favour of a subsequent going private transaction if the consideration per security in the going private transaction is at least equal in value to and of the same type as the consideration paid under the Offer. The Offeror has advised the Company that it intends to vote the 8,764,687 Haley Shares it holds, all of which were acquired pursuant to the Offer, representing approximately 83% of the total Haley Shares outstanding and approximately 83% of the total "minority" Haley Shares outstanding, in favour of the Special Resolution. Accordingly, the Offeror has a sufficient number of Haley Shares to pass the Special Resolution. The form of proxy (printed on blue paper) delivered with this Circular provides a means for a Shareholder to vote for or against the Special Resolution. **The form of proxy further provides that if a Shareholder using the proxy does not specify whether such shares are to be voted for or against this resolution the proxyholder will vote FOR the Special Resolution.**

Judicial Developments

Prior to the pronouncement of OSC Rule 61-501 and Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to enjoin transactions which constituted "going private transactions" within the meaning of OSC Rule 61-501 and Policy Q-27. The current trend in both legislation and in Canadian jurisprudence is towards permitting "going private transactions" to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority shareholders. The Company, Subco and the Offeror intend to comply with such applicable requirements in respect of the Amalgamation.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction.

Effective Date of the Amalgamation

Subject to obtaining the requisite Shareholder and Minority Shareholder approvals, the satisfaction or waiver of all other conditions in the Amalgamation Agreement, and the filing of articles of amalgamation, the Amalgamation will become effective at the Effective Time.

Terms and Effect of the Amalgamation

On the Effective Date, the Company and Subco will amalgamate and continue as one corporation under the name Haley Industries Limited. At the Effective Time:

(a) each Minority Shareholder (other than a Dissenting Shareholder or Subco) making a Cash Election shall receive one (1) Amalco Class A Redeemable Preferred Share in exchange for each issued and outstanding Haley Share held by such Shareholder and the Haley Shares thus exchanged shall be cancelled without reimbursement of the capital represented by such shares;

(b) each Minority Shareholder (other than a Dissenting Shareholder or Subco) making the Magellan Share Election shall receive forty-five one-hundredths (0.45) of a Magellan Share in exchange for each issued and outstanding Haley Share held by such shareholder and the Haley Shares thus exchanged shall be cancelled without reimbursement of the capital represented by such shares;

(c) in consideration of the issue by Magellan of the Magellan Shares pursuant to paragraph (b) above, Amalco shall issue to Magellan 2.22 fully paid and non-assessable Amalco Common Shares for each Magellan Share so issued;

(d) each Haley Share held by Subco shall be cancelled without reimbursement of the capital represented by such shares;

(e) the Offeror shall receive one (1) Amalco Common Share in exchange for each one (1) common share of Subco held by the Offeror; and

(f) a Dissenting Shareholder will be entitled to be paid the fair value for such Dissenting Shareholder's Haley Shares by Amalco, on completion of the dissent procedures prescribed by, and in accordance with the provisions of the OBCA, and the Haley Shares held by such Dissenting Shareholder will be cancelled.

The terms of the Amalco Class A Redeemable Preferred Shares will require Amalco to redeem all of such shares for the Redemption Consideration at the Time of Redemption. The Redemption Consideration will be paid by Amalco from funds provided by or on behalf of the Offeror. Accordingly, the net effect of the Amalgamation and subsequent redemption of the Amalco Class A Redeemable Preferred Shares is that holders of Haley Shares (other than Subco and the Dissenting Shareholders) will receive, at their election, either $2.16 cash or 0.45 of a Magellan Share for each Haley Share held and the Offeror will own all of the Amalco Common Shares. For a full description of the share provisions of the Amalco Class A Redeemable Preferred Shares, see Schedule A to the Amalgamation Agreement, attached as Appendix B to this Circular.

Dissenting Shareholders will be entitled to be paid the fair value of their Haley Shares in accordance with the provisions of the OBCA. For a full description of such dissent rights, see the discussion under the heading **"Right of Dissent"** of this Circular as well as Appendices C and D attached to this Circular. No provision has been made by the Company in connection with the Amalgamation to grant Minority Shareholders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company.

In accordance with the OBCA, upon the Articles of Amalgamation becoming effective:

(a) Subco and Haley will be amalgamated and continue as one corporation under the terms and conditions prescribed in the Amalgamation Agreement;

(b) Amalco will possess all the property, rights, privileges and franchises and is subject to all liabilities, including civil, criminal and quasi-criminal, and all contracts, disabilities and debts of each of Subco and Haley;

(c) a conviction against, or ruling, order or judgment in favour or against either Subco and Haley may be enforced by or against Amalco;

(d) the articles of amalgamation are deemed to be the articles of incorporation of Amalco and the certificate of amalgamation is deemed to be the certificate of incorporation of the amalgamated corporation; and

(e) Amalco shall be deemed to be the party plaintiff or the party defendant, as the case may be, in any civil action commenced by or against either Subco or Haley before the Amalgamation has become effective.

Amalco will carry on the same operations as the Company and Subco and will have the same assets and liabilities. Each of the current directors and officers of Subco will continue to serve as directors and officers of Amalco.

Amalgamation Agreement

The Amalgamation, which is being carried out pursuant to section 175 of the OBCA, will be effected in accordance with the Amalgamation Agreement, a copy of which is attached as Appendix B to this Circular. The description of the Amalgamation Agreement which follows is qualified in its entirety by reference to the full text of the Amalgamation Agreement.

Share Capital of Amalco

The authorized capital of Amalco will consist of an unlimited number of Amalco Common Shares and an unlimited number of Amalco Class A Redeemable Preferred Shares. The Amalco Common Shares and the Amalco Class A Redeemable Preferred Shares will have the rights, privileges, restrictions and conditions as set out in Schedule A to the Amalgamation Agreement, which will require Amalco to redeem all of the Amalco Class A Redeemable Preferred Shares for the Redemption Consideration at the Time of Redemption.

Conditions Precedent

The completion of the Amalgamation is subject to obtaining the approval of the Shareholders and of the Minority Shareholders in the manner described in this Circular. See the discussion under the heading "**Shareholder Approvals**" of this Circular. The Amalgamation is also conditional upon:

(a) the representation and warranties of Subco and the Company in the Amalgamation Agreement shall be true and correct as of the Effective Date and all covenants of the Offeror and the Company to be fulfilled as at the Effective Date shall have been fulfilled;

(b) all consents, orders, regulations and approvals shall have been obtained;

(c) the Offeror shall, directly or indirectly, have, or cause to have, deposited sufficient funds and authorization to issue Magellan Shares to pay the aggregate Redemption Consideration and aggregate Magellan Share Election Consideration with the Depositary; and

(d) all other conditions as provided in the Amalgamation Agreement.

Following the Amalgamation, the Amalco Class A Redeemable Preferred Shares will be redeemed by Amalco for the Redemption Consideration. The net effect of the Amalgamation and the subsequent redemption of the Amalco Class A Redeemable Preferred Shares is that each holder of Haley Shares (other than Subco and the Dissenting Shareholders) will receive, at his, her or its election, either $2.16 in cash or 0.45 Magellan Shares for each Haley Share held. The terms of the Amalco Class A Redeemable Preferred Shares require Amalco to redeem all such shares for the Redemption Consideration at the Time of Redemption. After giving effect to the Amalgamation and the subsequent redemption of the Amalco Class A Redeemable Preferred Shares, Amalco will be a wholly-owned subsidiary of the Offeror.

Termination

At any time prior to the issuance of a certificate of amalgamation, the Amalgamation Agreement may be terminated by the Haley Board of Directors, notwithstanding the approval of the Special Resolution by Shareholders and/or Minority Shareholders.

Procedure for Receipt of Redemption Consideration, Magellan Share Election Consideration and Surrender of Share Certificates

Assuming the Amalgamation is approved by Shareholders and by the Minority Shareholders, each Haley Share (other than those held by Subco and by the Dissenting Shareholders) will be exchanged for at the Effective Time, depending on the election, or deemed election, either an Amalco Class A Redeemable Preferred Share or the Magellan Share Election Consideration. For holders of Haley Shares to receive the Redemption Consideration payable in respect of their Amalco Class A Redeemable Preferred Shares or the Magellan Share Election Consideration following the Effective Time, they must complete and sign the enclosed Letter of Transmittal and return it, together with their certificate(s) representing their Haley Shares, and other requisite documentation, to the Depositary in accordance with the procedures specified in the enclosed Letter of Transmittal.

Minority Shareholders failing to make either the Cash Election or Magellan Share Election on or before the Election Deadline will be deemed to have elected the Magellan Share Election. No fractional Magellan Shares will be issued. Any Minority Shareholder who would otherwise be entitled to receive a fractional Magellan Share will be entitled to receive that number of Magellan Shares after the fraction of a Magellan Share is rounded up to the nearest whole number of Magellan Shares. Rounding will be based upon the aggregate holdings of each beneficial holder of Haley Shares.

After the Time of Redemption, holders of Haley Shares (other than the Dissenting Shareholders and Subco) will no longer be Shareholders of the Company or of Amalco and certificates representing Haley Shares (held by holders other than Subco) will represent only the right to receive the aggregate Redemption Consideration, without interest, payable in respect of the Amalco Class A Redeemable Preferred Shares or Magellan Share Election Consideration or pursuant to the dissent rights of such holders, if exercised.

No share certificates will be issued in respect of the Amalco Class A Redeemable Preferred Shares. The existing share certificates representing the Haley Shares (other than those held by Subco and by the Dissenting Shareholders) will be deemed, as at the Effective Time, to represent the Amalco Class A Redeemable Preferred Shares or the right to receive Magellan Share Election Consideration.

Redemption Consideration and Magellan Share Election Consideration

Subco shall deposit, or cause to be deposited, with the Depositary, or other escrow agent acceptable to the parties, at any time at or prior to the Effective Time, sufficient consideration (by cheque, bank, wire transfer, treasury order or other means) to pay the aggregate amount required to fund the aggregate Redemption Consideration and the Magellan Share Election Consideration, in the maximum aggregate amount of approximately $3,895,588 from cash resources of the Offeror and/or its affiliates and a treasury order authorizing the issuance of up to 811,581 Magellan Shares. The deposit of such funds and Magellan Shares with the Depositary is to be paid to or to the order of the Minority Shareholders, without interest, on presentation and surrender at the office of the Depositary in the City of Toronto of the Letter of Transmittal and the certificates representing the Haley Shares identified in the Letter of Transmittal, with all other requisite documentation.

At the Time of Redemption, the Amalco Class A Redeemable Preferred Shares in respect of which such deposit is made shall be deemed to be redeemed and cancelled. Subject to the next paragraph below, Amalco shall be fully and completely discharged from its obligation to pay the Redemption Consideration or Magellan Share Election Consideration, as applicable, to such Minority Shareholders and thereafter the rights of such holders shall be limited to receiving, without interest, from the Depositary their proportionate part of the money or Magellan Shares so deposited for their Haley Shares, on presentation and surrender of the said certificates held by them respectively (and all other requisite documentation) as specified above. Any interest on such deposit shall belong to Amalco.

Under no circumstances will interest accrue or be paid by Amalco, its successors or the Depositary on the cash portion of the Redemption Consideration, including without limitation, for any delay in making payment.

Letter of Transmittal and Surrender of Haley Share Certificates

The Letter of Transmittal is enclosed with this Circular for use by Shareholders for the surrender of certificates representing Haley Shares. The details for the surrender of such share certificates to the Depositary and the addresses in Toronto of the Depositary are set out in the Letter of Transmittal. In order to receive the Redemption Consideration or the Magellan Share Election Consideration, a Shareholder must first deliver and surrender to the Depositary all share certificates representing such Shareholder's Haley Shares, together with the Letter of Transmittal duly completed and executed in accordance with the instructions on such form or in otherwise acceptable form and such other documents as Amalco and the Depositary may reasonably require. **Minority Shareholders failing to make either the Cash Election or Magellan Share Election on or before the Election Deadline will be deemed to have elected the Magellan Share Election.**

Lost Certificates

If a share certificate has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirement, which must be properly completed and submitted in good order to the Depositary on or prior to the effecting the payment of the Redemption Consideration. The Depositary will assist in making the necessary arrangements to establish proper entitlement (which may include an affidavit and a bonding requirement) for payment of the Redemption Consideration in accordance with the terms of the Amalgamation.

Method of Delivery

The method of delivery of certificates representing Haley Shares, the Letter of Transmittal and all other required documents is at the option and risk of the person delivering them. The Company recommends that such documents be delivered by hand to the Depositary, at the Toronto offices noted in the Letter of Transmittal, and a receipt obtained therefor, or if mailed, that registered mail, with return receipt requested, be used, and that proper insurance be obtained.

Shareholders holding Haley Shares that are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Haley Shares.

Payment and Delivery of the Redemption Consideration and Magellan Share Election Consideration

In addition, in order to receive the Redemption Consideration or Magellan Share Election Consideration, a Shareholder must first deliver and surrender to the Depositary the certificates representing such Shareholder's Haley Shares and such other additional documents as Amalco and the Depositary may reasonably require. As soon as practicable after the Time of Redemption, assuming due delivery of the required documentation, the Depositary will forward cheques or share certificates representing Magellan Shares, as applicable, to which a Shareholder is entitled, by first class mail to the address of the Shareholder as specified in the Letter of Transmittal unless the Shareholder indicates to the Depositary that he or she wishes to pick up the consideration, in which case the cheques or share certificate representing Magellan Shares will be available at the Toronto office (9th Floor, 100 University Avenue, Toronto, Ontario) of the Depositary for pick-up by such holder. Under no circumstances will interest be payable on the consideration by reason of any delay in paying or delivering the consideration or otherwise.

Prescription Period

Any certificate which prior to the Effective Date represented issued and outstanding Haley Shares which has not been surrendered, with all other instruments required by the Letter of Transmittal, on or prior to the sixth anniversary of the Effective Date will cease to represent any claim or interest of any kind or nature against the Company, the Offeror, Magellan, Amalco or the Depositary or their respective successors.

Determination of Validity

All questions as to the delivery and surrender of certificates, the delivery and form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any delivery and surrender of certificates will be determined by Amalco, in its sole discretion, which determination shall be final and binding on all parties.

Amalco reserves the absolute right to reject any or all deliveries and surrenders of certificates, Letters of Transmittal and any other requisite documentation determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Amalco's counsel, be unlawful. Amalco also reserves the absolute right to waive any of the conditions of the delivery and surrender of certificates or any defect or irregularity in any delivery or surrender of certificates. No delivery and surrender of certificates will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Amalco, the Depositary or any other person will be under any duty or obligation to give notification of any defect or irregularity in deliveries and surrenders or incur any liability for failure to give any such notice. Amalco's interpretation of the terms and conditions of the Amalgamation and subsequent redemption of Amalco Class A Redeemable Preferred Shares (including the delivery and surrender of certificates and the Letter of Transmittal) will be final and binding on all parties.

Valuation and Other Exemptions

OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a going private transaction is required to engage an independent valuator to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. The Company and the Offeror intend to rely on any exemptions available or seek waivers pursuant to OSC Rule 61-501 and Policy Q-27 exempting the Offeror or the Company, as appropriate, from the requirement to prepare a valuation in connection with the Amalgamation proposed herein.

In particular, the Company and the Offeror are relying on an exemption from the valuation requirement under OSC Rule 61-501 and Policy Q-27 for a second step going private transaction carried out within 120 days after the expiry of a formal bid. For this purpose, the Offer constitutes a formal bid. The Company and the Offeror are able to rely on such exemption because the consideration per share payable pursuant to the Amalgamation is at least equal in value to the consideration per share paid under the Offer (i.e., at the election of Minority Shareholders either Cdn.$2.16 in cash or 0.45 of a Magellan Share) and is in the same form (ie. cash or Magellan Shares), and certain required tax disclosure was made to Shareholders in the Offer and Offering Circular.

To the knowledge of the directors and officers of the Company, there has not been any prior valuation made in respect of the Company in the 24 months before the date hereof.

Certain Canadian Federal Income Tax Considerations

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Company, the following is a summary of the principal Canadian federal income tax considerations of the Amalgamation and subsequent redemption of the Amalco Class A Redeemable Preferred Shares generally applicable to a Shareholder who (i) receives Amalco Class A Redeemable Preferred Shares on the Amalgamation and whose Amalco Class A Redeemable Preferred Shares are redeemed at the Time of Redemption for the Redemption Consideration or (ii) receives Magellan Shares on the Amalgamation.

The summary is based on the current provisions of the Tax Act, the regulations thereunder, and counsel's understanding of the current published administrative policies and practices of the CCRA. The summary also takes into account all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") although there is no certainty that such proposals will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in the administrative practices of the CCRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial and territorial income tax legislation vary among provinces and territories in Canada and in some cases differ from federal income tax legislation.

This summary is not applicable to a Shareholder who is a non-resident insurer or a "specified financial institution", as defined in the Tax Act, or is otherwise a "financial institution" subject to the "mark-to-market" rules contained in the Tax Act. Such Shareholders should consult their own tax advisors.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular holder of Haley Shares. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Residents of Canada

The following summary is generally applicable to a Shareholder who, for purposes of the Tax Act and at all relevant times, is, or is deemed to be, resident in Canada, deals at arm's length with Haley and the Offeror, is not affiliated with Haley or the Offeror, and holds Haley Shares as capital property. Haley Shares will generally be considered capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business, or the Shareholder has acquired them in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders whose Haley Shares might not otherwise qualify as capital property may, in certain circumstances, treat their Haley Shares as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

Amalgamation

Shareholders will not realize a capital gain or capital loss when their Haley Shares are exchanged for Amalco Class A Redeemable Preferred Shares or Magellan Shares on the Amalgamation. The aggregate adjusted cost base of the Amalco Class A Redeemable Preferred Shares and Magellan Shares received will be equal to the aggregate adjusted cost base to the Shareholder of the Haley Shares.

Redemption of Amalco Class A Redeemable Preferred Shares

On the redemption of the Amalco Class A Redeemable Preferred Shares, Shareholders will be considered to have disposed of such shares for proceeds of disposition equal to the aggregate Redemption Consideration received and will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the aggregate adjusted cost base of the Amalco Class A Redeemable Preferred Shares to the Shareholder.

A Shareholder will be required to include one-half of the amount of any resulting capital gain (a "taxable capital gain") in income, and will generally be required to deduct one-half of the amount of any resulting capital loss (an "allowable capital loss") against taxable capital gains realized in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act. Capital gains realized by an individual or a trust, other than certain specified trusts, may be subject to alternative minimum tax. Shareholders should consult with their own tax advisors with respect to the alternative minimum tax provisions.

A capital loss otherwise realized by a corporation on the redemption of the Amalco Class A Redeemable Preferred Shares may be reduced by dividends previously received or deemed to have been received on the Haley Shares to the extent and under the circumstances prescribed in the Tax Act. Any such reduction will not occur where the corporate Shareholder owned the Amalco Class A Redeemable Preferred Shares and Haley Shares for a total of 365 days or longer immediately before the Date of Redemption and such Shareholder (together with any persons with whom it did not deal at arm's length) did not own more than 5% of the shares of any class or series of Haley at the time the relevant dividends were received or deemed to have been received. Similar rules may apply where a corporation, a partnership or a trust is a member of a partnership or a beneficiary of a trust that owns Haley Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional $6^{2}/_{3}\%$ refundable tax on certain investment income, including taxable capital gains.

Pursuant to the Amalgamation Agreement attached as Appendix B to this Circular, the amount to be added to the stated capital account in respect of the Amalco Class A Redeemable Preferred Shares will be equal to $2.16 multiplied by the number Amalco Class A Redeemable Preferred Shares issued on the Amalgamation. On this basis, the Company has advised counsel that the paid-up capital of each Amalco Class A Redeemable Preferred Share will be equal to the Redemption Consideration. **If the paid-up capital of an Amalco Class A Redeemable Preferred Share is in fact less than the Redemption Consideration, the tax consequences to a Shareholder on the redemption of such shares will be materially different from those described above.**

Dissenting Shareholders

Under the current published administrative practice of the CCRA, Dissenting Shareholders will be considered to have disposed of their Haley Shares for proceeds of disposition equal to the amount paid by Amalco to the Dissenting Shareholder, less the amount of any interest awarded by the court. The tax consequences to a Dissenting Shareholder will generally be the same as those described above under "**Residents of Canada – Redemption of Amalco Class A Redeemable Preferred Shares**".

Non-Residents of Canada

The following summary is applicable to Shareholders who, for the purposes of the Tax Act and any applicable income tax treaty and at all material times, are neither resident nor deemed to be resident in Canada, do not use or hold and are not deemed to use or hold their Haley Shares, Amalco Class A Redeemable Preferred Shares and Magellan Shares in carrying on a business in Canada or as "designated insurance property" and whose Haley Shares, Amalco Class A Redeemable Preferred Shares and Magellan Shares do not otherwise constitute "taxable Canadian property" to the Shareholder as defined in the Tax Act (a "Non-Resident Holder"). Haley Shares, Amalco Class A Redeemable Preferred Shares and Magellan Shares will generally not constitute taxable Canadian property to a Non-Resident Holder unless, at any time during the sixty (60) month period immediately preceding the disposition thereof, not less than 25% of the issued shares of any class or series of a class of capital stock of Haley or Magellan or 25% or more of the Amalco Class A Redeemable Preferred Shares were owned or deemed under the Tax Act to be owned by the Non-Resident Holder, by persons with whom the Non-Resident Holder did not deal at arm's length, or by any combination thereof.

Realization of Capital Gains

No tax will be payable to a Non-Resident Holder as a result of the Amalgamation. A Non-Resident Holder will not be subject to Canadian tax under the Tax Act in respect of capital gains realized on the redemption of the Amalco Class A Redeemable Preferred Shares.

Dissenting Shareholders

Under the current administrative practice of the CCRA, the receipt by a Non-Resident Holder who dissents with respect to the Amalgamation of a cash payment equal to the fair value of his or her Shares will be treated as proceeds of disposition of such Shares (except for any amount received as interest). No tax will be payable on any capital gain realized by a Non-Resident Holder in these circumstances. Any amount received as interest will be subject to non-resident withholding tax at a rate of 25% or such lower rate as may be provided for under the terms of an applicable bilateral tax treaty.

Right of Dissent

Under section 185 of the OBCA, a registered holder of Haley Shares may dissent in respect of the Special Resolution to approve the Amalgamation. If the Amalgamation is completed, Dissenting Shareholders who strictly comply with procedures set forth in the OBCA will be entitled to be paid the fair value of their Haley Shares. This right of dissent is summarized in Appendix C to the Circular and section 185 of the OBCA is set forth in Appendix D to the Circular. It is suggested that a Shareholder wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the requirements set forth in section 185 of the OBCA may result in the loss or unavailability of any right to dissent.

Expenses of the Amalgamation and Source of Funds

The Company shall pay all costs and expenses relating to the Amalgamation, including legal, financial, accounting, filing and printing costs, and including the costs of preparing this Circular. The amount of such costs is expected to be approximately $75,000. The Redemption Consideration paid on the completion of the Amalgamation will be funded by internal cash flows of the Company and/or from funds provided directly or indirectly by the Offeror and the Magellan Shares issuable in connection with the Magellan Share Election Consideration will be provided by Magellan.

Interests of Certain Persons in the Amalgamation

As of September 30, 2002, the Offeror, a wholly-owned subsidiary of Magellan, has taken up and paid for 8,764,687 Haley Shares deposited under the Offer. Accordingly, the Offeror holds 8,764,687 Haley Shares, representing approximately 83% of all Haley Shares outstanding.

The Amalgamation is being proposed in order to permit the Offeror to acquire the remaining Haley Shares that were not deposited under the Offer. Each of the directors and senior officers of the Company deposited all of their Haley Shares, if any, under the Offer. None of the current directors and senior officers of the Company holds, directly or indirectly, any Haley Shares.

Effect of the Amalgamation on Markets and Listings

It is intended that on or shortly after the Effective Date, the Haley Shares will be delisted from the TSX and the Company will cease to be a reporting issuer in those provinces where the Company is currently a reporting issuer.

Resale of Magellan Shares Issued Under the Amalgamation

The Magellan Shares to be issued pursuant to the Amalgamation will be issued in reliance on exemptions from prospectus and registration requirements of applicable securities laws of the provinces of Canada. The availability of such exemptions for Shareholders resident in Quebec is subject to the approval of the CVMQ. Provided that certain resale restrictions are complied with and the sale is not a sale by a "control person" of Magellan, Shareholders who are resident in a province of Canada and acquire Magellan Shares pursuant to the Amalgamation may trade those shares without the need to file a prospectus under the securities laws of the province in which they are resident.

For the purpose of complying with the securities legislation in the Province of Québec, an application for a prospectus exemption is being filed with the CVMQ contemporaneously with the mailing of this Circular, in connection with the issuance of the Amalco Class A Redeemable Preferred Shares and the Amalco Common Shares on the Effective Date. The CVMQ may object to the Proposed Transaction within 15 days of such date. The Company anticipates that an order with respect to this application will be granted prior to the Meeting. If the CVMQ raises any objection, which requires a material change to the Amalgamation, the Company will advise Shareholders.

All Shareholders who acquire Magellan Shares under the Amalgamation are urged to consult with their legal advisors to ensure that any resale of the Magellan Shares complies with applicable securities legislation.

INFORMATION REGARDING THE COMPANY

Haley was incorporated on October 4, 1962 under the OBCA. Haley's principal office is located at 634 Magnesium Road, Haley, Ontario.

General

The principal business of Haley is the marketing and manufacture of complex high technology magnesium alloy castings and aluminium alloy castings primarily in the aerospace industry.

Description of Share Capital

Haley's authorized share capital currently consists of an unlimited number of Haley Shares. As of October 30, 2002, 10,568,200 Haley Shares were issued and outstanding.

Dividend Record and Policy

Declaration of dividends on the Haley Shares is at the discretion of the board of directors of Haley. Dividends may be paid provided that Haley is in compliance with covenants under existing banking arrangements. Payment of dividends is dependent on the growth of Haley's earnings and retained earnings and other cash requirements of Haley's operations. Dividends may not be paid where principal and/or interest has not been paid on Haley's outstanding Haley Debentures.

Price Range and Trading Volume of Haley Shares

The Haley Shares are listed and posted for trading on TSX under the trading symbol "HLY". The following table sets forth the high and low trading prices and the volume of Haley Shares traded as reported on the TSX for the periods indicated:

		Price Range		Trading
		High ($)	Low ($)	Volume
2000	First Quarter	3.10	2.00	392,613
	Second Quarter	2.40	1.80	133,137
	Third Quarter	2.95	1.90	170,951
	Fourth Quarter	2.95	1.90	291,678
2001	First Quarter	2.10	1.34	234,670
	Second Quarter	2.75	1.55	178,582
	Third Quarter	2.60	1.55	55,095
	Fourth Quarter	2.01	1.51	131,985
2002	First Quarter	2.50	1.95	193,413
	Second Quarter	2.85	2.02	782,898
	Third Quarter	2.60	2.10	981,952
	October	2.15	2.15	2,100

On June 28, 2002, the last day on which Haley Shares traded prior to the public announcement by Magellan and Haley of the Offer, the closing price of the Haley Shares on the TSX was $2.48. On October 29, 2002 the last day the Haley Shares traded prior to the finalization of this Circular the closing price of Haley Shares on the TSX was $2.15.

Ownership of Securities of Haley

None of the Offeror, any directors or senior officers of the Offeror or of Haley, or, to the knowledge of such directors and senior officers after reasonable enquiry, (i) their respective associates, (ii) any person or company acting jointly or in concert with the Offeror, or (iii) any person or company holding more than 10% of any class of equity securities of the Offeror, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Haley, except as otherwise set out herein (see the discussion under the heading "**Voting Shares and Principal Shareholders**" of the Circular).

Commitments to Acquire Securities of Haley

Other than pursuant to the Offer and the Amalgamation, there are no commitments to acquire equity securities of Haley by the Offeror or, to the knowledge of the Offeror and its directors and senior officers after reasonable enquiry, by (i) any of the directors and senior officers of the Offeror, or (ii) by any of their respective associates, or (iii) by any person or company who beneficially owns (directly or indirectly) more than 10% of any class of the Offeror's equity securities, or (iv) by any person or company acting jointly or in concert with the Offeror.

Previous Purchases, Sales and Distributions by Haley of its Securities

Excluding securities of Haley purchased or sold pursuant to the exercise of employee stock options, warrants and other conversion rights and entitlements, (i) no securities of Haley were purchased or sold by Haley during the 12 months preceding the date of the Offer; and (ii) no Haley Shares were distributed by Haley during the five years preceding the date of the Offer.

Executive Compensation

The Company's statement on executive compensation for its three most recently completed financial years is included in the materials set out in as Appendix E to this Circular.

Indebtedness of Directors and Executive and Senior Officers

Except as disclosed herein, none of the current directors, officers or employees of the Company, or any person who has held such a position since the beginning of the most recently completed financial year of the Company (i.e., since January 1, 2002) is currently indebted to the Company in connection with the purchase of securities of the Company.

Arrangements with Directors and Senior Officers

Other than pursuant to the Offer and the Amalgamation and as set forth below there are no contracts, arrangements or understandings, formal or informal, made or proposed to be made between the Company and (i) any securityholder of the Company with respect to the Amalgamation; (ii) any person or company with respect to any securities of the Company in relation to the Amalgamation; or (iii) any of the directors or senior officers of the Company pursuant to which a payment or other benefit is to be paid or given by way of compensation for loss of office or as to their remaining in or retiring from office.

Interests of Insiders in Material Transactions

Except as disclosed herein, no director or senior officer of the Company and, to the knowledge of the directors and senior officers of the Company, after reasonable inquiry, none of their respective associates nor any person who beneficially owns or exercises control or discretion over more than 10% of the outstanding Haley Shares, has any interest in any material contract to which the Company is a party.

Benefits from the Amalgamation

To the knowledge of the Company, there are no direct or indirect benefits resulting from the Amalgamation that will accrue to any director or senior officer of the Company, to any of their respective associates, to any person or company holding more than 10% of any class of equity securities of the Company, or to any person or company acting jointly or in concert with the Company, other than those that will accrue to Shareholders generally or as otherwise disclosed herein.

Material Changes and Other Information Concerning Haley

To the knowledge of the directors and officers of the Company as at October 30, 2002, there has not been any material change in the affairs of Haley since the date of the last published financial statements of Haley other than as has been publicly disclosed by Haley or the Offeror. Based on statements made to the Company by the Offeror, the Offeror has no knowledge of any material fact concerning securities of Haley that has not been generally disclosed by Haley or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders in respect of the Special Resolution.

Additional Haley Documentation

The following documents are attached to this Circular as Appendix E and are incorporated by reference herein: (i) the latest Annual Information Form of the Company, filed with the Canadian Securities Administrators; (ii) the comparative financial statements of the Company for the 2001 fiscal year, together with the report of the auditors thereon, and Management's discussion and analysis; (iii) the management proxy circular for the Company's annual meeting of Shareholders held May 23, 2002; and (iv) the interim financial statements and Management's discussion and analysis for the second quarter ended June 30, 2002.

INFORMATION REGARDING THE OFFEROR AND SUBCO

The Offeror was incorporated under the laws of Ontario and is a wholly-owned subsidiary of Magellan. Magellan operates its Canadian aerospace business through the Offeror. The Offeror's principal office is located at 3160 Derry Road East, Mississauga, Ontario.

Subco, a wholly-owned subsidiary of the Offeror, was incorporated under the OBCA and is being used solely for the purpose of implementing the Amalgamation. The authorized capital of Subco consists of an unlimited number of common shares of which one common share is issued and outstanding and is registered in the name of the Offeror. As of October 30, 2002, the Offeror had no material assets and liabilities. Prior to the Effective Date, the Offeror will transfer all of the Haley Shares that it owns to Subco, so that, following the transfer, Subco will hold approximately 83% of the Haley Shares outstanding.

Subco has not entered into any material contracts other than the Amalgamation Agreement, a copy of which is attached as Appendix B to this Circular.

MAGELLAN AEROSPACE CORPORATION

Magellan is a public corporation incorporated pursuant to the OBCA whose common shares are listed and posted for trading on the TSX under the symbol "MAL". Magellan's principal office is located at 3160 Derry Road East, Mississauga, Ontario.

Magellan is one of the world's most integrated and comprehensive aerospace industry suppliers. Magellan designs, engineers, and manufactures aeroengine and aerostructure components for aerospace markets, advanced products for military and space markets, and complementary speciality products. Magellan has operating units throughout the United States and Canada.

Documents Incorporated by Reference

The following documents filed with the provincial securities commissions or similar authorities in Canada are specifically incorporated by reference in and form an integral part of this Circular:

(a) Magellan's Annual Information Form dated May 15, 2002, which includes the management's discussion and analysis of the financial condition and operations of Magellan for the year ended December 31, 2001;

(b) the audited comparative consolidated financial statements of Magellan and the notes thereto as at December 31, 2001 and 2000, together with the report of the auditor thereon;

(c) Magellan's management proxy circular dated March 31, 2002 in connection with the annual and special meeting of shareholders held on May 15, 2002, excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein, being the disclosure given under the headings, "Corporate Governance" and "Executive Compensation – Performance Graph";

(d) the unaudited comparative consolidated interim financial statements of Magellan for the six months ended June 30, 2002 and 2001; and

(e) the management's discussion and analysis of the financial conditions and operations of Magellan for the six months ended June 30, 2002.

Any documents of the type referred to in the preceding paragraph (including interim unaudited financial statements, material change reports but excluding confidential material change reports) filed by Magellan with a securities commission or similar authority in Canada after the date of this Circular and prior to the Effective Time shall be deemed to be incorporated by reference in and form an integral part of this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statements, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Circular.

Upon a new annual information form and the related annual audited consolidated financial statements being filed by Magellan with, and where required, accepted by the applicable securities regulatory authorities from the date hereof until the Effective Date, the previous annual information form, the previous annual audited consolidated financials and all interim unaudited financial statements, material change reports and information circulars filed prior to the commencement of Magellan's financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into the Circular.

A copy of any of the above documents may be obtained on request without charge from Magellan's Corporate Secretary, (telephone: (905) 677-1889). As well, the above documents, together with other documents filed by Magellan with the provincial securities commissions or similar authorities in Canada, including the most recent audited comparative financial statements of Magellan, may be inspected and copies obtained at no charge from the site on the World Wide Web at http://www.sedar.com.

Description of Share Capital

Magellan is authorized to issue an unlimited number of Magellan Shares and an unlimited number of preferred shares, issuable in series. The holders of Magellan Shares are entitled to dividends if, as and when declared by the board of directors; to one vote per share at any meeting of the shareholders of Magellan; and upon liquidation to receive all assets of Magellan as are distributable to the holders of such shares. As at September 30, 2002, there were 66,828,529 Magellan Shares issued and outstanding and no preferred shares outstanding.

Capitalization of Magellan

The following table sets forth the capitalization of Magellan as at December 31, 2001 and as at June 30, 2002, before and after giving effect to the completion of the Amalgamation:

($ thousands)	Authorized	As at December 31, 2001 (audited)	As at June 30, 2002 (unaudited)	As at June 30, 2002 after giving effect to the Amalgamation [4] (unaudited)
Long-Term Debt				
Long-term Debt [1]		$ 143,348	$ 147,556	$ 151,796
Share Capital [3]				
Common Shares [2]	Unlimited	$ 147,350 (66,003,294 shares)	$ 147,986 (66,173,311 shares)	$ 155,358 (67,618,718 shares)

Notes:

(1) As at December 31, 2001, Magellan's long-term debt was $143,348,000 including a current portion of $41,108,000. As at June 30, 2002, Magellan's long-term debt was $147,556,000 including a current portion of $9,301,000. For details as at December 31, 2001, see Note 5 to the audited financial statements of Magellan for the year ended December 31, 2001. Magellan has a banking facility with a syndicate of three Canadian chartered banks and one U.S. bank. The banking facility provides a Cdn $40,000,000 and a US $40,000,000 revolving operating facility and as well as Cdn $50,000,000 and US $60,000,000 three year reducing revolving term loans. Both the revolving loans and the term bank loans bear interest at bankers' acceptance or LIBOR rates, plus 1.25% to 2.25%. A fixed and floating charge debenture on certain of Magellan's assets is pledged as collateral for the revolving loans and term bank loans.

(2) As at June 30, 2002, Magellan had outstanding to officers and employees options to purchase an aggregate of 2,703,400 Common Shares.

(3) The retained earnings of Magellan as at December 31, 2001 were $166,700,000 (June 30, 2002 - $174,214,000) and shareholders' equity was $318,561,000 (June 30, 2002 - $318,283,000). After giving effect to the successful completion of the Amalgamation, shareholders' equity of Magellan as at June 30, 2002 would be $325,655,000.

(4) Reflects cash consideration being paid for 7,356,185 Haley Shares with all other Minority Shareholders electing to receive Magellan Shares. In addition, in this event, Magellan's operating facility would be drawn down by an additional $25,383,000. In the event that all remaining Minority Shareholders elect to receive cash, the amount of long-term debt, share capital and the number of issued and outstanding common shares would be $151,796,00, $151,219,000 and 66,807,137 shares, respectively, and Magellan's operating facility would be drawn down by an additional $29,279,000.

Price Range and Trading Volume of Magellan Shares

The Magellan Shares are listed on the TSX and trade under the symbol "MAL". The following table sets forth the high and low trading prices and the volume of Magellan Shares traded as reported on the TSX for the periods indicated.

		Price Range		Trading
		High ($)	Low ($)	Volume
2000	First Quarter	7.50	4.75	9,578,460
	Second Quarter	6.75	4.90	4,118,604
	Third Quarter	6.90	4.75	10,113,561
	Fourth Quarter	6.25	4.96	4,901,313
2001	First Quarter	6.40	5.10	5,705,091
	Second Quarter	8.70	5.25	6,318,843
	Third Quarter	8.40	4.16	4,740,879
	Fourth Quarter	5.67	3.81	6,619,510
2002	First Quarter	5.90	4.71	5,246,238
	Second Quarter	7.25	5.71	4,154,832
	Third Quarter	6.15	4.35	4,453,672
	October	4.55	3.66	1,817,100

On June 28, 2002 the last day on which Magellan Shares traded prior to the announcement by Magellan of its intention to make the Offer, the closing price of the Magellan Shares on the TSX was $6.04. On October 29, 2002 the last day the Magellan Shares traded prior to the finalization of this Circular the closing price of Magellan Shares on the TSX was $4.25

Auditors, Registrar and Transfer Agent

The auditors of Magellan are Ernst & Young LLP, Chartered Accountants, Mississauga, Ontario. Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario is the registrar and transfer agent for the Magellan Shares.

APPROVAL OF NOTICE AND CIRCULAR

The contents and the sending of the Notice and this Circular have been approved by the Board of Directors of the Company.

Dated at Toronto, Ontario, the 30th day of October, 2002.

"Richard A. Neill"

Richard A. Neill
President and Chief Operating Officer

APPENDIX A
SPECIAL RESOLUTION

NOW THEREFORE BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the amalgamation of Haley Industries Limited (the "Company") and 2014835 Ontario Ltd., substantially on the terms set out in the Amalgamation Agreement, a copy of which is appended as Appendix B to this Circular, is hereby approved;

2. the Amalgamation Agreement is hereby ratified;

3. notwithstanding the approval of the Amalgamation and the ratification of the Amalgamation Agreement by the shareholders of the Company, subject to the terms and conditions of the Amalgamation Agreement, the directors of Haley are hereby authorized to revoke this resolution at any time prior to the issue of the certificate of amalgamation, without further approval of the shareholders of the Company, and to determine not to proceed with the amalgamation; and

4. any one director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts and things as he or she may determine to be necessary or advisable to give effect to this special resolution (including, without limitation, the delivery of articles of amalgamation in the prescribed form to the Director appointed under the *Business Corporations Act* (Ontario)), the execution of any such document or the doing of any such other act or thing being conclusive of such determination.

APPENDIX B
THIS AMALGAMATION AGREEMENT
made as of the 30th day of October, 2002.

BETWEEN:

HALEY INDUSTRIES LIMITED, a corporation incorporated under the laws of the Province of Ontario, (hereinafter referred to as "**Haley**")

OF THE FIRST PART

– and –

MAGELLAN AEROSPACE CORPORATION, a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as "**Magellan**")

OF THE SECOND PART

– and –

MAGELLAN AEROSPACE LIMITED, a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as "**MAL**")

OF THE THIRD PART

– and –

2014835 ONTARIO LIMITED, a corporation incorporated under the laws of the Province of Ontario (hereinafter referred to as "**Subco**")

OF THE FOURTH PART

WHEREAS the parties hereto are corporations to which the *Business Corporations Act* (Ontario) (the "**OBCA**") applies;

AND WHEREAS Subco is a wholly-owned subsidiary of MAL;

AND WHEREAS Haley and Subco have agreed to amalgamate in accordance with the OBCA on the terms and conditions hereinafter set forth, which amalgamated corporation to be referred to herein as "**Amalco**";

AND WHEREAS upon completion of the Amalgamation, the Dissenting Shareholders shall be entitled to be paid the fair value of their Common Shares;

AND WHEREAS Haley and Subco have each made full disclosure to the other of all of their respective assets and liabilities;

AND WHEREAS it is desirable that the said Amalgamation should be effected;

NOW THEREFORE WITNESSETH that for and in consideration of the mutual covenants and agreements herein contained, it is hereby agreed by and between the parties hereto as follows:

1. Interpretation

In this Agreement, the following terms shall have the meanings set out below unless the context otherwise requires:

"**Amalco**" means the corporation continuing as a result of the Amalgamation;

"**Amalco Common Shares**" means the common shares in the capital of Amalco, having the rights, privileges, restriction and conditions set forth in Schedule A to this Amalgamation Agreement;

"**Amalgamation**" means the amalgamation of Haley and Subco pursuant to the Amalgamation Agreement;

"**Amalgamation Agreement**" means this agreement as the same may be amended, modified, supplemented or restated from time to time;

"**Board of Directors**" means the board of directors of Amalco;

"**Business Day**" means any day other than Saturday, Sunday or a civic or statutory holiday in the City of Toronto, Ontario;

"**Cash Election**" means the election by a Minority Shareholder to receive $2.16 for each Common Share held;

"**Circular**" means the management proxy circular of Haley dated October 30, 2002;

"**Class A Redeemable Preferred Shares**" means the Class A redeemable preferred shares in the capital of Amalco, having the rights, privileges, restrictions and condition set forth in Schedule A to this Amalgamation Agreement;

"**Common Shares**" means the common shares in the capital of Haley;

"**Date of Redemption**" means the Effective Date;

"**Depositary**" means Computershare Trust Company of Canada;

"**Dissenting Shareholder**" means a registered Shareholder who, in connection with the Special Resolution, has exercised the right to dissent pursuant to section 185 of the OBCA in strict compliance with the provisions thereof;

"**Dollars**" or "**$**" means the lawful currency of Canada;

"**Effective Date**" means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation;

"**Effective Time**" means 12:01 a.m. on the Effective Date;

"**Election Deadline**" means 5:00 p.m. (Toronto time) on November 30, 2002;

"**Magellan Share Election**" means the election, or deemed election, by a Minority Shareholder to receive 0.45 of a Magellan Share for each Common Share held;

"**Magellan Share Election Consideration**" means, in respect of each Minority Shareholder who makes, or is deemed to make, the Magellan Share Election, 0.45 of a Magellan Share for each Common Share held;

"**Magellan Shares**" means the common shares in the capital of Magellan Aerospace Corporation;

"**Meeting**" means the special meeting of Shareholders to be held on November 29, 2002;

"**Minority Shareholders**" means all holders of Common Shares other than Subco;

"**OBCA**" means the *Business Corporations Act* (Ontario), as amended;

"**Redemption Consideration**" means, in respect of each Minority Shareholder making the Cash Election, $2.16 in cash;

"**Shareholders**" means the holders of Common Shares;

"**Special Resolution**" means the special resolution of the Shareholders concerning the Amalgamation to be considered at the Meeting, in substantially the form attached as Appendix A to the Circular; and

"**Time of Redemption**" means 12:02 a.m. on the Date of Redemption.

2. Amalgamation

The parties hereto hereby agree to amalgamate effective as of the Effective Time in accordance with the provisions of Section 175 of the OBCA and to continue as one corporation under the terms and conditions hereinafter set out.

3. Name

The name of Amalco shall be Haley Industries Limited or such other name as may be determined by the Board of Directors.

4. Business

Amalco shall have the capacity and the rights, powers and privileges of a natural person. There shall be no restrictions on the business which Amalco is authorized to carry on or on the powers that Amalco may exercise.

5. Registered Office

The registered office of Amalco shall be 3160 Derry Road East, Mississauga, Ontario.

6. Borrowing Powers

Subject to the provisions of the OBCA, in addition to any other borrowing powers conferred on the directors, the directors of Amalco may:

(a) borrow money on the credit of Amalco; or

(b) issue, re-issue, sell or pledge debt obligations of Amalco;

(c) give a guarantee on behalf of Amalco to secure performance of an obligation of any person; and

(d) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, moveable or immovable property of Amalco, to secure any debt obligations or any money borrowed or other debt or liability of Amalco.

7. Authorized Capital

The authorized capital of Amalco shall be divided into an unlimited number of Amalco Common Shares and an unlimited number of Class A Redeemable Preferred Shares.

8. Private Company Restrictions

Effective immediately upon the exchange of all common shares in the capital of Subco into Amalco Common Shares and the redemption of the Class A Redeemable Preferred Shares:

(a) the right to transfer shares of Amalco shall be restricted in that no shares of Amalco shall be transferred except with the consent of the Board of Directors, to be expressed either by a resolution passed at a meeting of the Board of Directors or by an instrument or instruments in writing signed by a majority of the directors;

(b) the number of shareholders of Amalco, exclusive of persons who are in its employment and exclusive of persons who, having been formerly in the employment of Amalco, were, while in that employment, and have continued after the termination of that employment to be, shareholders of Amalco, is limited to not more than fifty, two or more persons who are the joint registered owners of one or more shares being counted as one shareholder, except that for the purposes hereof, the holders of the Class A Redeemable Preferred Shares converted from Common Shares upon the Amalgamation shall not constitute shareholders of Amalco; and

(c) any invitation to the public to subscribe for securities of Amalco is prohibited, except that for the purposes hereof, the issuance of the Class A Redeemable Preferred Shares upon the Amalgamation shall not constitute an invitation to the public to subscribe for securities of Amalco.

9. Exchange of Shares upon Amalgamation

At the Effective Time, the issued and outstanding common shares in the capital of each of Haley and Subco will be exchanged as follows:

(a) each Minority Shareholder (other than a Dissenting Shareholder) making a Cash Election shall receive one (1) fully paid and non-assessable Class A Redeemable Preferred Share in exchange for each issued and outstanding Common Share held by such Shareholder and the Common Shares thus exchanged shall be cancelled without reimbursement of the capital represented by such shares;

(b) each Minority Shareholder (other than a Dissenting Shareholder) making the Magellan Share Election shall receive forty-five one-hundredths (0.45) of a fully paid and non-assessable Magellan Share in exchange for each issued and outstanding Common Share held by such shareholder and the Common Shares thus exchanged shall be cancelled without reimbursement of the capital represented by such shares;

(c) in consideration of the issue by Magellan of the Magellan Shares pursuant to paragraph (b) above, Amalco shall issue to Magellan 2.22 fully paid and non-assessable Amalco Common Shares for each Magellan Share so issued;

(d) each issued and outstanding Common Share held by Subco shall be cancelled without reimbursement of the capital represented by such shares;

(e) MAL shall receive one (1) fully paid and non-assessable Amalco Common Share in exchange for each issued and outstanding share of Subco held by MAL; and

(f) a Dissenting Shareholder will be entitled to be paid the fair value for such Dissenting Shareholder's Common Shares by Amalco, upon completion of the dissent procedures prescribed by, and in accordance with the provisions of the OBCA, and the Common Shares held by such Dissenting Shareholder will be cancelled.

10. Stated Capital

On the Effective Date, there shall be added to the stated capital account in the accounting records of Amalco maintained for the Class A Redeemable Preferred Shares an amount equal to the product of the $2.16 multiplied by the number of Class A Redeemable Preferred Shares into which the Common Shares are exchanged pursuant to Section 9, and to the stated capital account maintained for the Amalco Common Shares an amount, if any, equal to the amount by which the aggregate paid-up capital (as defined in the *Income Tax Act* (Canada)) attributable to the Common Shares (other than the Common Shares held by Subco) and the common shares of Subco (other than those held by Haley, if any) exceeds the amounts allocated to the stated capital account maintained for the Class A Redeemable Preferred Shares in accordance with this section. The amount of stated capital attributable to the Amalco Common Shares shall be adjusted upwards to recognize payments that may be made to Dissenting Shareholders. Notwithstanding the above, in no event shall the aggregate stated capital of all the shares of Amalco exceed the aggregate paid up capital of the common shares of Subco and the Common Shares (other than the common shares held by Subco) immediately before the Effective Time.

11. Share Certificates

No share certificates shall be issued in respect of the Class A Redeemable Preferred Shares, and such shares shall be evidenced by the certificates representing Common Shares (other than those held by Subco and those held by the Dissenting Shareholders). Following the Time of Redemption, the former holders of Common Shares (other than Subco and the Dissenting Shareholders) who have made the Cash Election shall be entitled to receive cheques representing the aggregate Redemption Consideration payable in respect of the Class A Redeemable Preferred Shares for which their Common Shares were exchanged, upon surrender of the certificate(s) evidencing such Common Shares held by them or on providing other satisfactory evidence of their entitlement thereto.

12. Number of Directors

Unless otherwise changed in accordance with the provisions of the OBCA, the Board of Directors shall consist of a minimum number of one and a maximum number of 10 directors. The directors of Amalco from time to time shall be empowered to determine the number of directors of Amalco within the minimum and maximum number set out in the Articles of Amalco, as amended from time to time.

The number of directors of Amalco shall initially be four.

13. Initial Directors

The first directors of Amalco shall be N. Murray Edwards, Larry G. Moeller, Richard A. Neill and John B. Dekker (each at 3160 Derry Road East, Mississauga, Ontario). These first directors shall hold office until the next annual or annual and special meeting of the shareholders of Amalco or until their successors are elected or appointed in accordance with the provisions of the OBCA.

14. Incumbency of Directors

Subject to Section 13 of this Amalgamation Agreement, directors of Amalco shall be elected each year at either an annual or an annual and special meeting of the shareholders of Amalco by a majority of the votes cast at such meeting. The management and supervision of the business and affairs of Amalco shall be under the control of the Board of Directors from time to time, subject to the provisions of the OBCA.

15. Auditors

The auditors of Amalco shall be Ernst & Young LLP, Chartered Accountants.

16. Fiscal Year

The fiscal year end of Amalco shall be December 31 in each year, until changed by resolution of the Board of Directors.

17. By-laws

The by-laws of Subco shall, to the extent not inconsistent with this Amalgamation Agreement, be the by-laws of Amalco until repealed, amended, altered or added to. A copy of such by-laws may be examined at the registered office of Subco at 3160 Derry Road East, Mississauga, Ontario.

18. Purchase of Shares

Amalco may purchase or otherwise acquire any of its issued shares.

19. Termination

This Amalgamation Agreement may, insofar as it relates to Haley, be terminated without cause or reason by the board of directors of Haley, notwithstanding the approval of this Amalgamation Agreement by the shareholders of Haley at any time prior to the endorsement of a Certificate of Amalgamation under the OBCA, without further approval of Shareholders.

20. Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions completed hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following condition:

(a) the representations and warranties of Subco and Haley shall be true and correct in all material respects as at the Effective Date, with the same effect as if such representations and warranties had been made at, and as of, such time and all of the covenants of Subco and Haley to have been fulfilled as at the Effective Date shall have been fulfilled as at the Effective Date;

(b) all consents, orders, regulations and approvals, including regulatory and judicial approvals and orders, required or necessary for the completion of the transactions provided for in this Amalgamation Agreement shall have been obtained or received from the persons, authorities or bodies having jurisdiction in the circumstances, including, without limitation, pursuant to the OBCA and none of such consents, orders, regulations or approvals shall contain terms or conditions that are unsatisfactory or unacceptable to either Haley or Subco acting reasonably;

(c) sufficient consideration to pay the aggregate amount required to (i) redeem all Class A Redeemable Preferred Shares and (ii) issue the Magellan Share Election Consideration following the Amalgamation shall have been deposited with the Depositary at or prior to the Effective Time for the benefit of the holders of Class A Redeemable Preferred Shares and those Minority Shareholders who have made or who are deemed to have made the Magellan Share Election;

(d) Amalco shall be solvent for the purposes of section 32 of the OBCA after payment of the Redemption Consideration for all of Class A Redeemable Preferred Shares immediately following the Amalgamation;

(e) the Amalgamation, with or without amendment, shall have been duly approved at the Meeting as required by the applicable law, including without limitation, the provisions of the OBCA and the applicable policies or rules issued or promulgated by all regulatory authorities having jurisdiction; and

(f) Haley and Subco shall be satisfied that the execution and delivery of Amalgamation Agreement by Haley and Subco and the completion of the transactions contemplated by this Amalgamation Agreement:

   (i) do not and will not result in the breach of, or violate any term or provisions of, the articles or bylaws of Haley or Subco;

   (ii) do not and will not result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by any agreement, instrument, license, permit or authority to which Haley or Subco is a party, or by which it is bound or result in the creation of any lien, charge or encumbrance upon any of the assets of Haley or Subco under any such agreement or instrument, or give to others any material interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority, which in any such case would have a material adverse affect on Haley or Subco;

(iii) do not and will not violate any provisions of law or administrative regulation or any judicial or administrative award, judgment or decree applicable to Haley or Subco, the breach or violation of which would have a material adverse affect on Haley or Subco.

The conditions set forth in paragraphs (a) through (f) above are for the joint benefit of Haley and Subco and may be waived by the mutual consent of the parties hereto to the extent permitted under applicable law.

21. Dissenting Shareholders

Common Shares which are held by a Dissenting Shareholder shall not be exchanged as prescribed by Section 9 hereof. However, in the event that a Dissenting Shareholder fails to perfect or effectively withdraws such Dissenting Shareholder's claim under section 185 of the OBCA or forfeits such Dissenting Shareholder's right to make a claim under section 185 of the OBCA or his rights as a shareholder of Haley are otherwise reinstated, such Dissenting Shareholder's Common Shares shall thereupon be deemed to have been exchanged as of the Effective Time as prescribed by Section 9 hereof.

22. Filing of Documents

Subject to Sections 19 and 20, upon the shareholders of each of Haley and Subco approving this Amalgamation Agreement by special resolution in accordance with the OBCA and subject to the other provisions of this Amalgamation Agreement, Haley and Subco shall jointly file under the OBCA articles of amalgamation and such other documents as may be required.

23. Governing Law

This Amalgamation Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party hereto irrevocably submits to the non-exclusion jurisdiction of the courts of the Province of Ontario with respect to matters arising hereunder or related hereto.

24. Further Assurances

Each of the parties hereto agrees to execute and deliver such further instruments and to do such further reasonable acts and things as may be necessary or appropriate to carry out the intent of this Amalgamation Agreement.

25. Counterparts

This Amalgamation Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument.

26. Binding Effect

This Amalgamation Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective successors and permitted assigns.

27. Currency

All sums of money which are referred to in this Amalgamation Agreement are expressed in lawful money of Canada.

28. Amendment

This Amalgamation Agreement may, at any time and from time to time before or after the meeting but not later than the Effective Date, be amended by written agreement of the parties without, subject to applicable law, further notice to or authorization on the part of the shareholders of Haley or Subco.

29. Entire Agreement

This Amalgamation Agreement constitutes the entire agreement among the parties to this Amalgamation Agreement relating to the Amalgamation as of the date hereof and shall supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among such parties with respect to the subject matter hereof on or prior to the date hereof.

IN WITNESS WHEREOF this Amalgamation Agreement has been duly executed by the parties hereto.

HALEY INDUSTRIES LIMITED

Per: (signed) "*James C. Lemenchick*"
Name: James C. Lemenchick
Title: Vice-President, Finance & Secretary

MAGELLAN AEROSPACE CORPORATION

Per: (signed) "*Richard A. Neill*"
Name: Richard A. Neill
Title: President and Chief Operating Officer

MAGELLAN AEROSPACE LIMITED

Per: (signed) "*Richard A. Neill*"
Name: Richard A. Neill
Title: President and Chief Operating Officer

2014835 ONTARIO LIMITED

Per: (signed) "*John B. Dekker*"
Name: John B. Dekker
Title: Vice-President, Finance & Secretary

SCHEDULE A

RIGHTS, PRIVILEGES, RESTRICTIONS AND CONDITIONS OF AMALCO SHARE CAPITAL

Class A Redeemable Preferred Shares

The Class A redeemable preferred shares of Amalco (the "Class A Redeemable Preferred Shares") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Dividends

The holders of the Class A Redeemable Preferred Shares shall not be entitled to receive any dividends thereon.

2. Voting Rights

Except as otherwise provided in the *Business Corporations Act* (Ontario) (the "**OBCA**"), the holders of the Class A Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of Amalco unless the meeting is called to consider any matter in respect of which the holders of the Class A Redeemable Preferred Shares would be entitled to vote separately as a class or for the purpose of authorizing the dissolution of Amalco or the sale, lease or exchange of all or substantially all of the property of Amalco other than in the ordinary course of business of Amalco, in which case the holders of the Class A Redeemable Preferred Shares shall be entitled to receive notice of and to attend such meeting.

3. Redemption

Amalco shall, subject to the requirements of the OBCA, as of 12:02 a.m. (Toronto time) (the "**Time of Redemption**") on the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation (the "**Effective Date**") redeem all of the Class A Redeemable Preferred Shares, by payment to the registered holders thereof for each Class A Redeemable Preferred Share to be redeemed an amount per share of $2.16 (the "**Redemption Consideration**") in accordance with the following provisions of this section. Except as hereinafter provided, no notice of redemption or other act or formality on the part of Amalco shall be required to call the Class A Redeemable Preferred Shares for redemption.

At the Time of Redemption, Amalco shall pay or cause to be paid to or to the order of the registered holders of the Class A Redeemable Preferred Shares to be redeemed the Redemption Consideration on presentation and surrender at the offices of Computershare Trust Company of Canada (the "**Depositary**") in the City of Toronto of a letter of transmittal and the certificates representing the common shares of Haley Industries Limited, one of Amalco's predecessors ("**Haley**"), which were exchanged for such Class A Redeemable Preferred Shares on the formation by way of amalgamation of Amalco, identified in the letter of transmittal and all other requisite documentation.

Payment of the Redemption Consideration shall be made by a cheque payable at any branch in Canada and such payment, unless such cheque is dishonoured and, subject to applicable law, shall be a full and complete discharge of Amalco's obligation to pay the Redemption Consideration to such holders of Class A Redeemable Preferred Shares.

From and after the Time of Redemption, the holders of Class A Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Redemption Consideration therefor, provided that if satisfaction of the Redemption Consideration for any Class A Redeemable Preferred Share is not duly made by or on behalf of Amalco in accordance with the provisions hereof, then the rights of such holders shall remain unaffected.

Amalco may, at any time at or before the Time of Redemption, deposit the money required for the payment of the Redemption Consideration for the Class A Redeemable Preferred Shares with the Depositary to be paid to or to the order of the respective holders of such Class A Redeemable Preferred Shares, without interest, on presentation and surrender at the office of the Depositary in the City of Toronto of a letter of transmittal and the certificates representing the common shares of Haley identified on the letter of transmittal and all other requisite documentation. At the Time of Redemption, the Class A Redeemable Preferred Shares in respect of which such deposit is made shall be deemed to be redeemed and cancelled, Amalco shall be fully and completely discharged from its obligation to pay the Redemption Consideration to such holders of such Class A Redeemable Preferred Shares and thereafter the rights of such holders shall be limited to receiving without interest from the Depositary their proportionate part of the money so deposited on presentation and surrender of the said certificates held by them respectively (and all other requisite documentation) as specified above. Any interest on such deposit shall belong to Amalco.

Subject to the requirements of applicable law with respect to unclaimed property, if the Redemption Consideration has not been fully satisfied in accordance with the provisions hereof within six years of the Time of Redemption or if the Redemption Consideration is represented by a cheque that has not been duly presented for payment or that otherwise remains unclaimed for a period of six years from the date of issue of such cheque, the Redemption Consideration and any remaining moneys on deposit shall be forfeited to Amalco.

4. Liquidation

In the event of the liquidation, dissolution or winding-up of Amalco, whether voluntary or involuntary, or in the event of any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding up its affairs, and subject to the extinguishment of the rights of holders of Class A Redeemable Preferred Shares upon payment of the Redemption Consideration, the holders of Class A Redeemable Preferred Shares shall be entitled to receive from the property or assets of Amalco and Amalco shall pay to such holders, before any amount shall be paid or any property or assets of Amalco shall be distributed to holders of common shares or any other class of shares ranking junior to the Class A Redeemable Preferred Shares as to such entitlement, an amount equal to the Redemption Consideration for each Class A Redeemable Preferred Share held by them respectively and no more.

After payment to the holders of the Class A Redeemable Preferred Shares of the amounts so payable to them as hereinbefore provided, such holders shall not be entitled to share in any further distribution of the property or assets of Amalco.

5. Priority

The common shares of Amalco shall rank junior to the Class A Redeemable Preferred Shares and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to the Class A Redeemable Preferred Shares.

Common Shares

The common shares of Amalco (the "**Common Shares**") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Dividends

Subject to the rights of the holders of any class of shares of Amalco entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of Amalco out of the assets of Amalco properly available for the payment of dividends, of such amounts and payable in such manner as the Board of Directors of Amalco may from time to time determine.

2. Voting

The holders of the Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of Amalco and shall be entitled to one vote in respect of each Common Share held at such meetings, except a meeting of holders of a particular class or series of shares other than the Common Shares who are entitled to vote separately as a class or series at such meeting.

3. Liquidation

In the event of the liquidation, dissolution or winding-up of Amalco or any other distribution of the property or assets of Amalco among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of Amalco entitled to receive the property or assets of Amalco upon such distribution in priority to or rateable with the holders of the Common Shares, be entitled to receive the remaining property and assets of Amalco.

APPENDIX C
SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

Following is a summary of the procedure set out in section 185 of the Business Corporations Act (Ontario) ("OBCA") to be followed by a Shareholder who intends to dissent from the Special Resolution approving the Amalgamation described in the accompanying Circular and who wishes to require the Company to acquire his Haley Shares and pay him the fair value thereof, determined as of the close of business on the day before the Special Resolution is adopted.

Section 185 provides that a shareholder may only exercise the right to dissent with respect to all the shares of a class held by him on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that a shareholder may only exercise the right to dissent under section 185 in respect of shares which are registered in that shareholder's name. In many cases, shares beneficially owned by a person (a "Non- Registered Holder") are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited (CDS)) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 185 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or other clearing agency, would require that the share first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A registered shareholder who wishes to invoke the provisions of section 185 of the OBCA must send to the Company a written objection to the Special Resolution (the "Notice of Dissent") at or before the time fixed for the shareholders' meeting at which the Special Resolution is to be voted on. The sending of a Notice of Dissent does not deprive a registered shareholder of his right to vote on the Special Resolution but a vote either in person or by proxy against the Special Resolution does not constitute a Notice of Dissent. A vote in favour of the Special Resolution will deprive the registered shareholder of further rights under section 185 of the OBCA.

Within 10 days after the adoption of the Special Resolution by the shareholders, the Company is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the Special Resolution or withdrawn his objection (a "Dissenting Shareholder") that the Special Resolution has been adopted. A Dissenting Shareholder shall, within 20 days after he receives notice of adoption of the Special Resolution or, if he does not receive such notice, within 20 days after he learns that the Special Resolution has been adopted, send to the Company a written notice (the "Demand for Payment") containing his name and address, the number and class of shares in respect of which he dissents, and a demand for payment of the fair value of such shares. Within 30 days after sending his Demand for Payment, the Dissenting Shareholder shall send the certificates representing the shares in respect of which he dissents to the Company or its transfer agent. The Company or the transfer agent shall endorse on the share certificates notice that the holder thereof is a Dissenting Shareholder under section 185 of the OBCA and shall forthwith return the share certificates to the Dissenting Shareholder.

If a Dissenting Shareholder fails to send the Notice of Dissent, the Demand for Payment or his share certificates, he may lose his right to make a claim under section 185 of the OBCA.

After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a holder of the shares in respect of which he has dissented other than the right to be paid the fair value of such shares as determined under section 185 of the OBCA, unless: (i) the Dissenting Shareholder withdraws his Demand for Payment before the Company makes a written offer to pay (the "Offer to Pay"); (ii) the Company fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his Demand for Payment; or (iii) the directors of the Company revoke the Special Resolution relating to the Amalgamation, in all of which cases the Dissenting Shareholder's rights as a shareholder are reinstated.

Not later than seven days after the later of the Effective Date of the Amalgamation and the day the Company receives the Demand for Payment, the Company shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the shares of the Dissenting Shareholder in respect of which he has dissented in an amount considered by the directors of the Company to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay made to Dissenting Shareholders for shares of the same class shall be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder shall be paid by the Company within 10 days after it has been accepted, but an Offer to Pay lapses if the Company has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

If an Offer to Pay is not made by the Company or if a Dissenting Shareholder fails to accept an Offer to Pay, the Company may, within 50 days after the effective date of the Amalgamation or within such further period as a court may allow, apply to the court to fix a fair value for the shares of any Dissenting Shareholder. If the Company fails to so apply to the court, a Dissenting Shareholder may apply to the court for the same purpose within a further period of 20 days or within such further period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court.

Before making an application to the court, on not later than seven days after receiving notice of an application to the court made by a Dissenting Shareholder, as the case may be, the Company shall give notice to each Dissenting Shareholder who, at the date upon which such notice is given, (i) has sent to the Company the Demand for Payment; and (ii) has not accepted the Company's Offer to Pay (the "Notice Condition"), of the date, place and consequences of the application and of such shareholder's right to appear and be heard in person or by counsel, and shall give similar notice to each Dissenting Shareholder who, after the date of the first mentioned notice and before termination of the proceedings, satisfies the Notice Conditions, within three days of such satisfaction. All Dissenting Shareholders who satisfy the Notice Conditions shall be deemed to be joined as parties to any such application to the court to fix a fair value and shall be bound by the decision rendered by the court in the proceedings commenced by such application. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court shall fix a fair value for the shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Amalgamation until the date of payment of the amount ordered by the court. The fair value fixed by the court may be more or less than the amount specified in an Offer to Pay. The final order of the court in the proceedings commenced by an application by the Company or a Dissenting Shareholder shall be rendered against the Company and in favour of each Dissenting Shareholder who has complied with the Notice Conditions.

The above is only a summary of the dissenting shareholder provisions of the OBCA, which are technical and complex. The full text of Section 185 of the OBCA is attached as Appendix D to this Circular. It is suggested that a Shareholder of the Company wishing to exercise a right to dissent should seek legal advice, as failure to comply strictly with the provisions of the OBCA may result in the loss or unavailability of the right to dissent.

APPENDIX D
SECTION 185 OF THE *BUSINESS CORPORATIONS ACT* (ONTARIO)

Rights of dissenting shareholders. – s.185(1)

(1) Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

(a) amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

(b) amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

(c) amalgamate with another corporation under sections 175 and 176;

(d) be continued under the laws of another jurisdiction under section 181; or

(e) sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

Idem – s.185(2)

(2) If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

(a) clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

(b) subsection 170 (5) or (6).

Exception. – s.185(3)

(3) A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

(a) amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

(b) deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

Shareholder's right to be paid fair value. – s.185(4)

(4) In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

No partial dissent. – s.185(5)

(5) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection. – s.185(6)

(6) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

Idem. – s.185(7)

(7) The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

Notice of adoption of resolution. – s.185(8)

(8) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

Idem. – s.185(9)

(9) A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

Demand for payment of fair value. – s.185(10)

(10) A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

(a) the shareholder's name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

Certificates to be sent in. – s.185(11)

(11) Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Idem. – s.185(12)

(12) A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

Endorsement on certificate. – s.185(13)

(13) A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

Rights of dissenting shareholder. – s.185(14)

(14) On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

(a) the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

(b) the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

(c) the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8),

in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

Offer to pay. – s.185(15)

(15) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

(a) a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Idem. – s.185(16)

(16) Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

Idem. – s. 185(17)

(17) Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Application to court to fix fair value. – s.185(18)

(18) Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

Idem. – s.185(19)

(19) If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

Idem. – s.185(20)

(20) A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

Costs. – s.185(21)

(21) If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

Notice to shareholders. – s.185(22)

(22) Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

(a) has sent to the corporation the notice referred to in subsection (10); and

(b) has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

Parties joined. – s.185(23)

(23) All dissenting shareholders who satisfy the conditions set out in clauses (22) (a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

Idem. – s.185(24)

(24) Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

Appraisers. – s.185(25)

(25) The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order. – s.185(26)

(26) The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).

Interest. – s.185(27)

(27) The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Where corporation unable to pay. – s.185(28)

(28) Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Idem. – s.185(29)

(29) Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

(a) withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Idem. – s.185(30)

(30) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

(a) the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

Court order. – s.185(31)

(31) Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

Commission may appear. – s.185(32)

(32) The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

APPENDIX E
ADDITIONAL HALEY DISCLOSURE

HALEY INDUSTRIES LIMITED

HALEY

ANNUAL INFORMATION FORM

April 5, 2002

HALEY INDUSTRIES LIMITED
ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2001

CORPORATE STRUCTURE

Haley Industries Limited ("Haley" or the "Company") was incorporated under the laws of the Province of Ontario on October 4, 1962 and is governed by the Business Corporations Act of Ontario.

The following is a list of the subsidiaries of the Company:

Subsidiary	Jurisdiction of Incorporation	Ownership
Haley Holding Company, Inc.	Arizona	100%
Presto Casting Company	Arizona	100%

The Company's common shares are listed and posted for trading ("HLY") on The Toronto Stock Exchange.

GENERAL DEVELOPMENT OF THE BUSINESS

The principal business of the Company is the marketing and manufacture of complex high technology magnesium alloy castings and aluminum alloy castings.

At its Renfrew plant, castings are produced principally for the aerospace industry. Haley's wholly-owned Arizona subsidiary, Presto Casting Company ("Presto"), produces castings similar to those produced by the Renfrew plant. Haley's manufacturing and its business is dependent upon certain programs in the aerospace industry.

Commencing in 1997, the Company had a 50/50 joint venture, Trimag, with Amcan Consolidated Technologies Corp. ("Amcan") of Hamilton, Ontario which produced castings for the automotive industry. In February 2001 the Company adopted a formal plan to dispose of its interest in the joint venture and in October 2001 Trimag was sold to a third party. The Company's share of the proceeds was $9.9 million, of which $5.2 million was used to repay Trimag's debt. After costs of sale and including tax recoveries of $777,000, the sale resulted in a gain of $4.5 million. As the Trimag debt was repaid in full, Haley was released from a $2.0 million guarantee in respect of Trimag's indebtedness. Haley is 54% owned by Amcan. Financial information contained in this annual information form reflects the continuing aerospace operations, as indicated.

NARRATIVE DESCRIPTION OF THE BUSINESS

Haley's high technology magnesium and aluminum alloy casting businesses may be segmented into Canadian operations and United States operations:

	(in Canadian funds)			
	Canadian Operations		United States Operations	
	Year ended December 31		Year ended December 31	
	2001	2000	2001	2000
Sales from continuing operations	$43,635,000	$40,697,000	$23,014,000	$20,912,000

Canadian operations are located in Renfrew in the Province of Ontario with sales to customers in the Provinces of Ontario, Nova Scotia, and Quebec, the United States, England, Germany and Italy. United States operations are located in Phoenix in the state of Arizona with sales principally to customers in the United States.

Aerospace Industry

Overview

The aerospace industry is both labour and capital intensive. Consequently, there are barriers to entry, including the amount of capital required to launch a major aerospace project and the sophisticated technology required to conduct business. Increased international collaboration in aircraft manufacture has resulted in an increase in imports of aircraft parts into the United States. Canada is a leading foreign supplier of aircraft parts to the United States aerospace industry. The Canadian aerospace industry has been operating in a free trade environment since 1980 when the agreement on Trade in Civil Aircraft negotiated under the General Agreement on Tariffs and Trade ("GATT") was passed, pursuant to which signatory countries permit duty-free entry of practically all commercial aircraft products.

Market Segments

The Company participates in two main market segments, which are the commercial and military markets for aerospace parts.

Products

At its Renfrew plant and Presto, the Company operates high-technology, high-production foundries producing magnesium alloy castings and aluminum alloy castings primarily for commercial and military fixed-wing aircraft and helicopters. Magnesium alloy metals and aluminum alloy metals are used because of their light weight, excellent tensile properties and high yield strengths at temperatures up to 500°F. The Company's castings are used in the engines and/or auxiliary power units of most models of gas turbine and jet powered aircraft produced in North America and in a number of aircraft produced in Europe. Castings are produced in response to customer orders which specify complete dimensional details and metallurgical specifications of the casting. Concurrent design and engineering is carried out by the Company, its customers and tooling suppliers. Castings are manufactured both for new engines and as replacement or spare parts.

Projected Trends

After significant reductions in sales volumes from 1992 - 1994, the Company saw substantially improved sales levels until 1999. After a minor correction tied to the large aircraft sector, the growth trend continued through 2001. It is expected that due to a general economic slowdown and the effects of September 11, 2001, sales for 2002 and 2003 will be at reduced levels from 2001. However, long term forecasts for growth in air traffic portend continuing expansion in the large commercial aircraft sector as well as the regional jet and business aircraft markets.

Foundry Operations - Sand Castings

The production process begins with the manufacturing of sand moulds and sand cores from customer owned patterns. Sand cores are made from special grades of sand bonded with resins which harden by time or by chemical treatment processes. The individual sand cores and large individual sand mould sections are assembled into completed moulds. For magnesium alloy castings, metal is poured from a crucible into the top of the mould. The molten metal flows through the mould by gravity and solidifies. For aluminum alloy castings, metal is injected into the mould under low pressure from a crucible located below the mould. After the metal has solidified and cooled, the sand is removed to reveal the rough casting from which excess metal is removed. The poured weight of each casting is 3 to 4 times that of the finished casting. The Company has developed efficient metal recovery and recycling processes. All castings are then processed through heat treatment which produces the ultimate mechanical properties that enable castings to withstand the high level of heat and stress specified by the customer.

The Company has developed extensive quality control programs. Casting inspection techniques include radiographic examination, spectrographic analysis, fluorescent penetrant inspection, metallographic, hardness and ultrasonic testing and dimensional verification. The quality control systems, manuals and internal procedures employed by the Renfrew plant are approved by its customers and the Canadian Department of Transport. Final on-site inspection of castings is carried out by the quality control departments. With their excellent quality records established over the years, the Renfrew plant and Presto have been accorded accredited supplier status by a number of their major customers. The Renfrew plant and Presto are certified to the ISO9002 and AS9000 standards.

Plant and Facilities

The Renfrew plant operations are located in the Company's 220,000 square foot building located in the town of Haley, in the County of Renfrew, 110 kilometres west of Ottawa, Ontario. The Company leases 84,000 square feet on a long term basis. Presto owns an 89,000 square foot facility in Glendale, Arizona.

Marketing/Distribution

In Canada and some US market areas, the Company markets aerospace products and other sand castings directly through its head office sales staff. Internationally, the Company uses a number of independent sales representatives, each of whom deals with customers in a specified geographic territory. These representatives are paid a fixed commission rate based on sales. The Company also uses various marketing intelligence reports (including marketing reports from customer and aerospace periodicals) to ensure that it keeps knowledgeable about aircraft industry trends, the development of new programs and the expansion of existing programs.

Customers

The Company supplies castings which are used in most North American commercial and military aircraft, including helicopters, that are powered by gas turbine and jet engines. The Company also participates in several European aerospace programs. Sales to the commercial sector currently account for approximately 82% of total sales. Pratt & Whitney Canada is the Company's largest customer and accounts for approximately 22% of sales.

The Company's customers include Agusta S.P.A., AlliedSignal Aerospace, Bell Helicopter, Boeing Commercial Aircraft Company, Boeing Defence and Space Group, Fiat Avio, Gear Systems, Inc., Hamilton Sundstrand, Kaman Aerospace Corp, Pratt & Whitney Aircraft, Pratt & Whitney Canada, Pye & Hogan Machine, Rolls-Royce Allison Engine Company, Shaw Aero Devices Inc., Shimadzu and Sikorsky Aircraft.

Competition

As a result of free trade agreements and defence production sharing arrangements competition is truly international. The Renfrew plant sells approximately 70% of its castings to customers located in the United States and Europe and Presto sells about 95% of its products in the United States. When aircraft or aircraft parts manufacturers solicit bids for new parts, their design drawings are usually sent to several suppliers known to be capable of producing the part. Occasionally, customers who require parts with short lead times may select a sole source supplier. The Renfrew plant is one of the 3 largest, independent aerospace sand casting foundries in North America. There are numerous sand-casting foundries in North America which compete with Presto for smaller, less complex castings.

Suppliers

Approximately 65% of the value of castings sold by the Renfrew plant and Presto are magnesium based alloy castings. The remaining 35% are aluminum alloy castings. Inventories of magnesium and aluminum, and materials used in the production process, are generally readily available from several suppliers at competitive prices.

Employees

The Renfrew plant currently employs 375 people, including 300 production related staff. The remaining 75 people are engaged in administrative, sales, supervisory, engineering, technical and quality functions. The Renfrew plant has a four year collective agreement covering its production and office workers which expires in March 2003. The Company considers its relations with its employees to be excellent.

Presto employs 150 people, comprised of 120 non-unionized production related staff and 30 engineering and office staff.

Research and Development

The Company is involved in research and development on an ongoing basis. In addition to product and improved process development projects, various research efforts have been completed and directed toward the development of advanced alloys with better corrosion resistant properties and capabilities of withstanding higher operating temperatures.

The Company expenses non-capital research and development costs in the year incurred. Expenditures during 2001 totalled $700,000. Research and development costs related to machinery and equipment are capitalized and depreciated over the estimated useful life of the equipment.

Capital Expenditures

Over the past number of years, the Renfrew plant and Presto have completed foundry modernization and expansion programs designed to increase productivity by streamlining production areas and adding state of the art foundry equipment. Recent capital programs have included expenditures on facilities and equipment to produce larger castings, install new sand reclaimer and binder systems, upgrade core equipment and production areas and to improve environmental processes. In 2001, capital expenditures for continuing operations totalled $1.5 million primarily for environmental controls related assets.

DIRECTORS AND OFFICERS

Directors12 April 2002

Name and Municipality of Residence	Position Held	Principal Occupation if Different from Position Held	Director Since
Leslie L. Armitage Washington, D.C. U.S.A	Director	Managing Director The Carlyle Group (global investment company)	May 24/00
George B. Berta Hamilton, Ontario	Director of the Company and Presto Casting Company	Vice Chairman, Amcan Consolidated Technologies Corp (diversified industrial manufacturing company)	May 24/00
Robert J. Bradshaw Toronto, Ontario	Director	Chairman, Contor Industries Limited (diversified industrial manufacturing company)	Feb. 18/93
Allan R. Davis . Hamilton, Ontario	Director and Chairman of the Board of the Company and Presto Casting Company	Chairman and Chief Executive Officer Amcan Consolidated Technologies Corp (diversified industrial manufacturing company)	May 24/00
Donald C. Lowe Toronto, Ontario	Director	Consultant and corporate director	May 5/93
J. David Williamson Toronto, Ontario	Director	Executive Vice President and Chief Financial Officer Clarica Life Insurance Company	May 24/00

The Company is required to have an audit committee of its board of directors. The members of this committee are Messrs. G.B. Berta, R.J. Bradshaw and J. David Williamson. The Company has established a corporate governance committee. The members are R.J. Bradshaw, J.D. Williamson and D.C. Lowe. The Company does not have an executive committee of its board of directors. Each director holds office until the next annual meeting of shareholders or until his successor is duly elected.

Officers

Name and Municipality of Residence	Position Held	Principal Occupation if Different from Position Held
Allan R. Davis Hamilton, Ontario	Chairman of the Board - Non executive position	Chairman, Amcan Consolidated Technologies Corp.
Derrick Bartram Hamilton, Ontario	President & Chief Executive Officer	
James C. Lemenchick Renfrew, Ontario	Vice President, Finance and Secretary	
Peter J. Clark Haley, Ontario	Vice President & General Manager - Renfrew plant	
Lawrence D. Herman Glendale, Arziona	Vice President & General Manager - Presto Casting Company	

All of the directors and officers at Haley have held their present principal occupations noted opposite their respective names throughout the last 5 years with the following exceptions:

* Allan R. Davis who, prior to March 2000, was President and Chief Executive Office of Amcan Castings Limited.

* Donald C. Lowe who, prior to 1998, was also Chairman, Sedgwick Limited (general insurance broker).

* Peter J. Clark who, prior to June 1999, was Vice President & General Manager - Trimag.

* George B. Berta who, prior to March 2000, was Chief Financial Officer of Tritech Precision Inc.

* J. David Williamson who, prior to January 2001, was President and Chief Executive Officer, Derlan Industries Limited and prior to June 2000, President and Chief Operating Officer of Derlan Industries Limited, and prior to November 1998, Chief Financial Officer of Derlan Industries Limited, and from 1995 to 1997 was Vice President and Treasurer of Derlan Industries Limited, with a brief period during 1997 as Chief Finance Officer of Fantom Industries Technologies.

* Derrick Bartram who, prior to April 2001, was Executive Vice President and Chief Operating Officer of Amcan Castings Limited.

• Lawrence D. Herman who, prior to May 2001, was Sales Manager of Presto Casting Company.

The directors and officers of Haley as a group beneficially own, directly or indirectly, or exercise control or direction over 5,724,950 common shares of Haley, being 54.2% of the issued and outstanding common shares as of April 5, 2002

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information for five fiscal years ended December 31:

	2001	2000	1999	1998	1997
	(in thousands except per share amounts)				
Sales from continuing operations	$66,649	$61,609	$53,893	$61,758	$51,242
Net Earnings from continuing operations	3,603	2,861	21	3,516	2,846
Net Earnings (Loss) for the Year	8,107	(4,357)	(89)	3,714	3,018
Depreciation and Amortization from continuing operations	2,294	2,286	2,296	2,367	2,074
Capital Expenditures from continuing operations	1,535	1,012	2,665	4,429	4,423
Total Assets	50,741	58,959	66,028	64,645	56,188
Long Term Debt from continuing operations	17,235	20,148	22,072	21,792	20,937
Working Capital	14,454	5,455	8,072	12,165	13,275
Shareholders' Equity	24,078	15,932	23,722	24,411	20,643
Net Earnings per Common Share from continuing operations - Basic	$0.34	$0.27	$0.00	$0.33	$0.26
- Diluted	$0.34	$0.36	$0.00	$0.30	$0.24

The following table sets forth selected consolidated financial information from continuing operations for each of the last 8 fiscal quarters.

	2001				2000			
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
	(In thousands except per share amounts)							
Sales from continuing operations	$14,606	$15,295	$19,442	$17,306	$16,389	$14,206	$15,908	$15,106
Net Earnings for the Quarter from continuing operations before income taxes	2,637	836	1,710	1,296	1,510	730	808	847
Earnings Per Common Share from continuing operations - Basic	0.11	0.05	0.10	0.08	0.08	0.07	0.06	0.06

Dividends

The declaration and payment of dividends on the common shares is at the discretion of the Board of Directors. Dividends may be paid provided the Company is in compliance with covenants under existing banking arrangements. Payment of dividends will be dependent on the growth of the Company's earnings and retained earnings and other cash requirements of the Company's operations. Dividends may not be paid where principal and/or interest has not been paid on the Company's outstanding subordinated convertible debentures.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

Management's Discussion and Analysis of Financial Results (the "MD&A") is specifically incorporated by reference in and forms an integral part of this Annual Information Form. The MD&A is included in the Company's Annual Report for the year ended December 31, 2001 which has been sent to shareholders, has been filed with the securities commissions or similar regulatory authorities in a number of the provinces of Canada, and is available from the Secretary of the Company as noted below.

ADDITIONAL INFORMATION

At any time while the securities of the Company are in the course of a distribution, the Corporate Secretary of the Company will provide any person, upon request, a copy of (i) this Annual Information Form together with documents incorporated by reference; (ii) the Company's most recent annual report containing the audited consolidated financial statements of the Company for the most recently completed fiscal year together with the accompanying report of the auditor; (iii) any interim financial statements of the Company subsequent to the financial statements for the most recently completed fiscal year; and (iv) the management proxy circular for the most recent annual meeting of shareholders involving the election of directors. At any other time, the Corporate Secretary of the Company will provide upon request a copy of the documents referred to in (i) through (iv) above, and in the case of a request by a person who is not a security holder, upon the payment of a reasonable charge.

Additional information, including directors' and officers' remuneration, principal holder of Haley securities and options to purchase securities, and interests of insiders in material transactions is contained in the Company's Information Circular dated April 5, 2002 for its Annual Meeting of Shareholders to be held on Thursday, May 23, 2002 at The Fairmont Royal York Hotel in Toronto, Ontario. Additional financial information is provided in the audited financial statements contained in the Annual Report for the year ended December 31, 2001. Copies of these documents may be obtained, upon request, from the Vice President, Finance and Secretary, Haley Industries Limited, Haley, Ontario, K0J 1Y0, (613) 432-8841, Fax (613) 432-0743 or E.mail jim.lemenchick@haley.on.ca.

Management Responsibility
for Financial Statements

The consolidated financial statements and other information contained in this annual report are the responsibility of the management of the Company. Preparation of financial information is an integral part of management's broader responsibilities for the ongoing operations of the Company.

Management maintains a system of internal accounting controls to ensure that properly approved transactions are accurately recorded on a timely basis and result in reliable financial statements.

The Company's external auditors are appointed by the shareholders. They independently perform the necessary tests of the Company's accounting records and procedures to enable them to express an opinion as to the fairness of the consolidated financial statements and their conformity with generally accepted accounting principles.

The Audit Committee, which is composed of a majority of outside Directors, meets with management and the Company's external auditors to review the annual financial statements and reports on them to the Board of Directors of the Company. The financial statements have been approved by the Board of Directors.

Auditors' Report to the Shareholders
for the year ended December 31, 2001

We have audited the consolidated balance sheets of Haley Industries Limited as at December 31, 2001 and 2000 and the consolidated statements of earnings and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Ernst & Young LLP (signed) Chartered Accountants
Ottawa, Canada
February 1, 2002

Consolidated Balance Sheets

as at December 31, 2001 and 2000

	2001	2000
	(In thousands)	
Assets		
Current assets		
Cash	$ 331	$ 652
Accounts receivable	12,899	13,001
Inventories	11,619	9,266
Prepaid expenses	181	240
Current assets of discontinued operations	-	5,097
	25,030	28,256
Capital assets	23,890	22,137
Other assets	725	1,078
Future Income Taxes	1,096	937
Capital and other assets of discontinued operations	-	6,551
	$50,741	$58,959
Liabilities		
Current liabilities		
Bank indebtedness	$ 2,108	$ 1,400
Accounts payable and accrued liabilities	5,520	5,701
Income taxes payable	80	361
Current portion of long-term debt	2,646	2,776
Current liabilities of discontinued operations	222	12,563
	10,576	22,801
Long-term debt	13,054	17,372
Pension liability	3,033	2,854
	26,663	43,027
Shareholders' Equity		
Capital stock	8,908	8,834
Retained earnings	15,211	7,129
Cumulative translation adjustment	(41)	(31)
	24,078	15,932
	$50,741	$58,959

Signed on Behalf of the Board

Allan R. Davis,(signed) Chairman

Robert J. Bradshaw, (signed) Director

(The accompanying notes are an integral component of the consolidated financial statements)

Consolidated Statements of Earnings and Retained Earnings

for the years ended December 31, 2001 and 2000

	2001	2000
	(In thousands except per share amounts)	
Sales	**$66,649**	$61,609
Expenses		
Cost of sales and operating expenses	**56,222**	53,399
Interest on long-term debt	**1,398**	1,927
Interest expense	**244**	185
Research and development	**900**	750
Provision for doubtful amount	**45**	446
Foreign exchange gain	**(568)**	(899)
Depreciation and amortization	**1,929**	1,906
	60,170	57,714
Earnings from continuing operations before income taxes	**6,479**	3,895
Provision for income taxes	**2,876**	1,034
Earnings from continuing operations	**3,603**	2,861
Gain (loss) from discontinued operations	**4,504**	(7,218)
Net earnings (loss) for the year	**8,107**	(4,357)
Retained earnings - beginning of year	**7,129**	11,538
Repurchase of stock options	**(25)**	(52)
Retained earnings - end of year	**$15,211**	$ 7,129
Per common share		
Earnings from continuing operations		
Basic	**$0.34**	$0.27
Diluted	**$0.34**	$0.26
Net Earnings (loss) for the year		
Basic	**$0.77**	($0.41)
Diluted	**$0.76**	($0.41)

(The accompanying notes are an integral component of the consolidated financial statements)

Consolidated Statements of Cash Flows

as at December 31, 2001 and 2000

Cash provided from (used in)	2001	2000
	(In thousands)	
Operating activities		
Earnings from continuing operations	**$3,603**	$2,861
Depreciation and amortization	**1,929**	1,906
Other non cash charges in earnings	**2**	12
Income taxes - non cash	**1,694**	78
Investment tax credits	**(1,076)**	-
Net change in the components of working capital from continuing operations other than bank indebtedness	**(2,462)**	349
Cash provided from continuing operations	**3,690**	5,206
Investing activities		
Purchase of capital assets	**(3,447)**	(1,012)
Deferred costs	**(141)**	(81)
Cash used in investing activities of continuing operations	**(3,588)**	(1,093)
Financing activities		
Bank indebtedness	**708**	(2,766)
Repayment of term debt	**(4,491)**	(2,743)
Proceeds from long term debt and other financing	**277**	813
Proceeds from exercise of stock options	**74**	40
Stock options	**(25)**	-
Cash used in financing activities of continuing operations	**(3,457)**	(4,656)
Cash used in continuing operations	**(3,355)**	(543)
Net cash proceeds from sale of discontinued operations	**3,034**	-
Net decrease in cash for the year	**(321)**	(543)
Cash - beginning of year	**652**	1,195
Cash - end of year	**$ 331**	$ 652
Taxes paid	**$1,182**	$ 956
Interest paid	**$1,642**	$2,112

(The accompanying notes are an integral component of the consolidated financial statements)

1. Significant accounting policies

a) Principles of consolidation
The consolidated financial statements include the accounts of Haley Industries Limited and the Company's wholly owned subsidiary, Presto Casting Company. The Company's 50% investment in the Trimag joint venture is accounted for in the balance sheets using the proportionate consolidation method (Note 2).

b) Basis of recording revenue
Revenue is recognized when title passes to the purchaser, which is usually when the goods are conveyed to a carrier or when the tooling is accepted by the customer.

c) Inventory valuation
Inventories are valued at the lower of cost and market. For finished goods and work in process, cost is calculated on an average cost basis and market is determined as net realizable value. For patterns, cost is determined on a specific item basis and market is determined as net realizable value. For raw materials and supplies, cost is calculated on the first in, first out basis and market is determined as replacement cost.

d) Depreciation
Depreciation is calculated using the straight line and declining balance methods over the following periods:

Buildings	12 to 40 years	Machinery and equipment	3 to 12 years

e) Pattern development costs
Pattern development costs are expensed in the year incurred, except for the costs of certain major patterns which are expected to be recovered over the projected term of the related castings production. In these instances only, pattern development costs are recorded as a deferred charge and are amortized over a period not to exceed five years.

f) Foreign exchange translation
The Company's foreign operations are of a self-sustaining nature. Assets and liabilities of these foreign operations are translated at the rate of exchange prevailing at the balance sheet dates, and revenues and expenses are translated at the average exchange rates for the years. Gains or losses on translation are shown as a separate component in shareholders' equity.

g) Research and development costs
Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless they meet rigorous criteria for deferral and amortization. Fixed assets acquired for research and development are included in machinery and equipment and amortized over their useful lives.

h) Stock based compensation plan
The Company has a stock based compensation plan, which is described in Note 10. No compensation expense is recognized when stock or stock options are issued. Any consideration on exercise of options or purchase of stock is credited to capital stock if stock is purchased. On election to receive the cash equivalent of the amount by which the market value of the shares exceeds the option price, the amount paid is charged to retained earnings.

i) Income taxes
The Company follows the liability method in accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

j) Employee future benefits
The Company accrues obligations under employee benefit plans, net of plan assets. The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and management's best estimate of expected plan investment performance, salary escalation, and retirement ages of employees. For the purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain or loss is amortized over the average remaining service period of active employees.

k) Debt issue costs
Debt issue costs are amortized over the term of the debt, generally five years.

2. Trimag limited partnership

From 1995 to October 2001 Haley had a 50/50 limited partnership ("Trimag") with Amcan Consolidated Technologies Corp. ("Amcan") of Hamilton, Ontario. Amcan is Haley's parent company. The joint venture, located at Haley's Renfrew facility, was established to produce magnesium and aluminum die-castings for the automotive industry.

On February 23, 2001, Haley's Board of Directors adopted a formal plan to dispose of the Company's interest in the Trimag limited partnership. In the fourth quarter of fiscal 2000, the Company recorded a $6.1 million charge for Haley's estimated loss on disposal, including expected losses up to the disposal date and costs to sell. In June 2001, the Company announced that it had entered into an agreement in principle to sell its share of Trimag. The transaction closed October 12, 2001 with the acquirer assuming operational responsibility as of October 1, 2001. The Company's share of the proceeds of sale were $9.9 million, of which $5.2 million was used to repay Trimag's debt. As part of the transaction, Haley acquired from Trimag certain capital assets in the amount of $1.9 million related to the Trimag building owned by Haley. The acquirer continues to maintain operations at the Trimag facility located at Haley, Ontario under a new building lease arrangement with Haley.

After costs of sale and including tax recoveries of $777,000, the sale resulted in a gain of $4.5 million. As the bank was repaid in full, Haley was released from a $2.0 million bank guarantee in respect of Trimag's indebtedness.

The Company's proportionate share of the results of the Trimag limited partnership to the date of sale, the charge for Haley's estimated loss on disposal of the limited partnership in fiscal 2000 and the ultimate gain realized in fiscal 2001 have been treated as discontinued operations in these consolidated statements.

The Company's proportionate share of the operating results of Trimag for the period ended October 12, 2001 and for the year ended December 31, 2000 are as follows:

	2001	2000
	(In thousands)	
Sales	**$14,264**	$22,337
Results of operations to the measurement date of February 23, 2001	-	(1,719)
Recovery of income taxes	-	(618)
Loss from discontinued operations to the measurement date	-	(1,101)
Gain (provision for loss) on disposal,		
including income tax recoveries of $777 (2000–nil)	**4,504**	(6,117)
Gain (loss) from discontinued operations	**$ 4,504**	$(7,218)

3. Accounts receivable

While the Company sells its product to many customers, three customers represent 52% of the year end balance of accounts receivable (2000–three customers represent 59%).

It is the Company's practice to purchase forward exchange contracts to manage foreign currency exposure related to foreign currency denominated sales. The Company has entered into forward foreign exchange contracts at December 31, 2001 with a Canadian chartered bank that oblige the Company to sell and the bank to buy U.S. $6.7 million (December 31, 2000–U.S. $7.2 million) at set future dates during the subsequent 12 months at predetermined exchange rates that average Cdn. $1.57 (December 31, 2000–Cdn. $1.50). The contracts are matched with anticipated U.S. dollar cash flows from export sales. Prevailing market rates at December 31, 2001 for similar contracts would average Cdn. $1.59 (December 31, 2000–Cdn. $1.49).

At December 31, 2001 accounts receivable included $1.5 million (2000–$1.3 million) of amounts due in U.S. dollars hedged with forward foreign exchange contracts referred to above.

4. New accounting pronouncements

In fiscal 2001, the Company adopted the new Canadian Institute of Chartered Accountants Handbook section, Earnings per Share, Section 3500, on a retroactive basis with restatement. Under the recommendations, the treasury stock method is used to calculate diluted earnings per share. The treasury stock method assumes that any option proceeds would be used to purchase common shares at the average market price during the period. This change had no material impact on the reported earnings per share for 2000 and in 2001.

5. Inventories

	2001	2000
	(In thousands)	
Finished goods	**$ 1,540**	$1,053
Work in process	**6,820**	5,630
Raw materials and supplies	**2,246**	2,100
Patterns	**1,013**	483
	$11,619	$9,266

6. Capital assets

	2001			2000		
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
			(In thousands)			
Land	**$ 2,014**	**$ -**	**$ 2,014**	$ 1,862	$ -	$ 1,862
Buildings	**16,093**	**5,807**	**10,286**	15,261	5,301	9,960
Machinery and equipment	**35,948**	**24,358**	**11,590**	32,777	22,462	10,315
	$54,055	**$30,165**	**$23,890**	$49,900	$27,763	$22,137

Included in capital assets are assets held for leasing purposes for cost of $3.9 million and accumulated depreciation of $210,000.

7. Other assets

	2001	2000
	(In thousands)	
Amounts receivable	**$149**	$ 53
Debt issue costs (net of accumulated amortization of $167; 2000-$83)	**228**	312
Deferred pattern costs (net of accumulated amortization of $877; 2000-$512)	**348**	713
	$725	$ 1,078

8. Bank indebtedness

The Company has arranged an operating line of credit in the amount of $6.0 million with a Canadian chartered bank which bore interest during 2001 at prime plus 1/2%, of which $2.1 million was outstanding at December 31, 2001 (2000-$1.4 million). The line of credit has the same security and covenant arrangements as described for the bank term loan discussed in Note 9.

9. Long term debt

	2001	2000
	(In thousands)	
Bank term loan	**$11,494**	$15,985
Convertible subordinated debentures-		
1997 Series A, due July 2004	**165**	165
1997 Series B, due July 2004	**2,600**	2,600
Government of Canada financing	**1,441**	1,398
	15,700	20,148
Less current portion	**(2,646)**	(2,776)
	$13,054	$17,372

Principal repayments for the long term debt are as follows:

	(In thousands)
2002	$ 2,646
2003	2,605
2004	9,259
2005	49
2006	-
Thereafter	1,141

The bank term loan for 2001 bears interest at prime plus 2 1/2% to March 31, 2001 after which the rate was reduced to prime plus 1% (2000–prime plus 2 1/2%). The rate may be reduced to prime plus 1/2% under certain circumstances. The principal is repayable at $625,000 per quarter with the balance outstanding due in 2004. In addition, the Company is required annually to make additional payments based on its actual cash flows and in February 2001 made such a payment of $791,000. In accordance with the Company's banking arrangements, some of the residual proceeds from the Trimag sale in the amount of $1.2 million were used to pay down term debt. The loan is subject to the Company maintaining certain covenants, including required financial ratios. In connection with the operating line of credit and the term loan, the Company has provided the bank a security interest in all assets. The Company may not borrow, pay dividends or make investments of capital expenditures in excess of specified limits without the bank's permission. In the first and second quarters of 2001, the Company was not in compliance with its quick ratio, for which a waiver was received from the bank. In September 2001, the bank amended the credit agreement including the quick ratio. All other required ratios were in compliance during the year. The Company is currently in compliance with the covenants.

The 1997 debentures are direct unsecured obligations of the Company. At any time prior to maturity, holders of Series A debentures may convert each U.S. $1,000 principal amount of debentures into 154 common shares of the Company and holders of Series B debentures may convert each Cdn. $1,000 principal amount of debentures into 129 common shares of the Company. The 1997 debentures bore interest at 9%.

The Government of Canada financing includes $298,000 (2000–$585,000) of loans which are non interest bearing and repayable in five equal annual installments.

During the year the Company received proceeds from an additional Government of Canada funding program which are required to be repaid commencing in 2005, based on a percentage of sales of the Company. The financial statements reflect the estimated repayable amounts, with imputed interest at 9 1/4%.

The fair values of long term debt, determined as contractual cash flows discounted at the current market rates of interest for similar liabilities, would not be significantly different than the carrying value of the debt on a consolidated basis.

10. Capital stock

	2001	2000
	(In thousands)	
Authorized - An unlimited number of common shares		
Issued - 10,568,200 common shares (2000-10,526,200)	**$ 8,908**	$ 8,834

As at December 31, 2001 options to acquire up to 672,600 (2000-684,400) common shares were outstanding, of which 576,600 (2000-671,200) were exercisable, under the Haley Management Share Option Plan. There are 748,676 shares authorized for the purposes of the Plan. Holders of the options may exercise up to 20% of the options each year, on a cumulative basis, during the five year period after the date of granting. The existing option exercise prices range from $1.50 to $3.80 per share, and the weighted average of those outstanding is $1.94. The existing options expire no later than September 2005. Holders of options may elect, on exercise, to receive the cash equivalent of the amount by which the market value of the shares exceeds the option price. During the year, options to purchase 120,000 shares were issued. Also during 2001, options to purchase 42,000 (2000-20,000) shares were exercised for total proceeds of $74,000 (2000-$40,000) and holders of 54,600 options (2000-80,000 options) elected to receive $25,000 (2000-$52,000) and 35,200 (2000-25,000) were forfeited.

The weighted average number of shares outstanding and the effects of dilution are as follows:

	2001	2000
	(In thousands)	
Basic	**10,550**	10,514
Potential dilution - Stock options	**86**	804
Diluted	**10,636**	11,318

11. Pension plans

The Company maintains various non-contributory defined benefit pension plans providing pension, other retirement and post-employment benefits to most of its employees. The pension expense for such plans for the current year of $723,000 (2000-$664,000) is actuarially determined. In October 2001, the Company sold its interest in Trimag (see Note 2). As part of the divestiture the non-contributory defined benefit pension plan for the employees of Trimag was assumed by the buyer. Information respecting the Company's plans at December 31 is as follows:

	2001	2000
Accrued Benefit Obligation	*(In thousands)*	
Balance - beginning of year	**$11,175**	$10,467
Current service cost	**564**	586
Interest cost	**713**	656
Benefits paid	**(466)**	(534)
Settlements	**(497)**	-
Balance - end of year	**$11,489**	$11,175

	2001	2000
	(In thousands)	
Plan Assets		
Fair value - beginning of year	**$9,020**	$7,627
Actual return on plan assets	**598**	1,177
Employer contributions	**378**	750
Benefits paid	**(566)**	(534)
Settlements	**(506)**	-
Fair value - end of year	**$8,924**	$9,020
Funded status	**$2,565**	$2,155
Unrecognized net actuarial gain	**468**	699
Accrued pension benefit obligation recognized in the balance sheet	**$3,033**	$2,854

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligation include a discount rate of 6% (2000–6%), an expected long term rate of return on plan assets of 6 1/2% (2000–6 1/2%) and a rate of compensation increase of 3 1/2% (2000–3 1/2%).

The components of pension expense for the year ended December 31, 2001 and 2000 are as follows:

	2001	2000
	(In thousands)	
Current service cost	**$ 564**	$ 586
Interest cost	**713**	656
Expected return on plan assets	**(554)**	(578)
Pension expenses from continuing operations	**$ 723**	$ 664
Settlement - discontinued operation	**$ 51**	$ -

12. Income tax

The following is a summary of the tax provision for the year ended December 31, 2001:

Provision	2001	2000
	(In thousands)	
Current - Foreign	**$1,182**	$ 956
Future - Canadian	**1,694**	78
	$2,876	$1,034

The income tax provision reported differs from the amounts computed by applying the Canadian rate to income before income taxes. The reasons for this difference and the related tax effects are as follows:

	2001	2000
	(In thousands)	
Expected Canadian rate	**42.0%**	44.6%
Expected income tax provision from continuing operations	**$2,721**	$1,737
Canadian rate adjustment for manufacturing and processing activities	**(166)**	19
Realized benefit of income tax loss carry forwards	**-**	(445)
Withholding tax on dividends and other	**321**	(277)
Reported income tax provision	**$2,876**	$1,034
Effective rate	**44.4%**	26.5%

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and tax reporting purposes. The significant components of non-current future income tax assets and liabilities at December 31, 2001 are as follows:

	2001	2000
Future tax assets	*(In thousands)*	
Operating tax loss carryforwards	$ -	$ 304
Research and development expenses	**2,841**	4,283
Book and tax differences on pension assets	**1,034**	974
Total future tax assets	**3,875**	5,561
Future tax liabilities		
Book and tax differences on fixed assets	**2,167**	4,290
Investment tax credits	**368**	-
Book and tax differences on other assets	**244**	334
Net future tax liabilities	**2,779**	4,624
Net future income tax asset	**$ 1,096**	$ 937

The Company has available investment tax credits of approximately $4.0 million which expire at various dates from 2004 to 2011 for which no value has been reflected in the balance sheet due to the uncertainty of their realization.

13. Government of Canada funding

Research and development expenses are net of federal government funding of $19,000 (2000-$800,000). Investment tax credits of $1,076,000 (2000–nil) have been reflected as a reduction of cost of sales and operating expenses.

14. Segmented information

Reportable Segments

The Company has one reportable segment, being the aerospace segment which manufactures and markets high technology magnesium and aluminum alloy castings primarily for the aerospace industry.

Geographic segments	2001	2000
	(In thousands)	
Sales		
Canada	**$11,184**	$16,082
United States	**49,461**	38,576
Other	**6,004**	6,951
	$66,649	$61,609

Capital assets	2001	2000
	(In thousands)	
Canada	**$19,871**	$18,188
United States	**4,019**	3,949
	$23,890	$22,137

Sales are attributed to countries based on location of customer and fixed assets are based on the country in which the fixed assets are located.

15. Related party transactions

The Company has the following transactions and balances with Amcan:

	2001	2000
	(In thousands)	
Sales by Trimag to Amcan	$5,415	$9,156
Cancellation costs on Trimag tooling	501	-
Reimbursement of costs incurred on disposal of Trimag	268	-
Trimag charges to Amcan for tooling costs	307	-
Metal purchase and sales commissions - Trimag	1,003	2,815
Amcan management and other fees charged to the Company	400	160

The provision for cancellation costs of $501,000 relate to a sales contract terminated by Trimag and is also included with current liabilities of discontinued operation at December 31, 2001.

Transactions with Amcan are recorded at their exchange amount which was generally at terms and conditions similar to those with related parties at their estimated fair market value.

16. Environmental matters

The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities in Canada and the United States. In Canada, the Company is required to maintain Certificates of Approval with respect to its water discharge, air emissions and landfill site. The Ministry of the Environment conducts periodic compliance reviews, and the Company is required to perform ongoing testing for its discharges. From time to time due to non compliance matters which arise, remediation and containment orders are received which require action by the Company. During the year ended December 31, 2001 capital expenditures, primarily related to the construction of a new sewage treatment facility, on environmental related projects totalled $956,000 (2000–$414,000). The Company also incurs ongoing costs in respect of environmental compliance and the costs included in cost of sales and operating expenses amounted to $424,000 (2000–$275,000). In view of the uncertainties concerning environmental requirements, actual future costs for remediation could differ from amounts planned.

Corporate Overview

Haley facilities in Renfrew, Ontario and Phoenix, Arizona ("Presto") manufacture and market high technology magnesium and aluminum alloy castings for the aerospace industry. External market factors, related primarily to the aerospace industry, impact Haley's earnings and cash flows, including airline traffic growth, worldwide airline profits, military budgets and general economic activity.

As described in the Notes to Consolidated Financial Statements, in February 2001 the Company announced a decision to re-focus its efforts on the aerospace business and adopted a formal plan to dispose of its share of the Trimag limited partnership, a 50/50 joint venture with Amcan Consolidated Technologies Corp. of Hamilton, Ontario. Amcan is Haley's parent company. The net book value of the Company's share of Trimag's assets at December 31, 2000 was reduced to nil, reflective of the Company's estimated value on disposal at the time. In October 2001, the sale of Trimag was completed and Haley has recorded a gain of $4.5 million as described below. Trimag is presented as a "Discontinued Operation" for the periods herein.

Concurrent with Haley's decision to focus on the aerospace sector, Amcan determined to narrow its focus as a premier automotive producer and is reviewing its desire to continue holding its 54% equity interest in the Company. To date, no definitive decision to sell has been made by Amcan.

Results of Operations

Haley's operating and financial performance in fiscal 2001 from the continuing aerospace operation was in line with management expectations. Haley's fiscal 2001 results saw an 8% increase in sales compared to 2000, and 10% for 2000 compared with 1999, due primarily to the continued strength of the commuter and business jet sector.

The following is a summary of the continuing aerospace business by quarter for fiscal 2001 and 2000:

	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2001 Year
	(In thousands of dollars)				
Sales	$17,306	$19,442	$15,295	$14,606	$66,649
Operating profit before the undernoted	2,289	2,707	1,634	3,420	10,050
Interest	520	483	376	263	1,642
Depreciation and amortization	473	514	422	520	1,929
Earnings from continuing operations before income taxes	$ 1,296	$ 1,710	$ 836	$ 2,637	$ 6,479

	2000 Q1	2000 Q2	2000 Q3	2000 Q4	2000 Year
	(In thousands of dollars)				
Sales	$15,106	$15,908	$14,206	$16,389	$61,609
Operating profit before the undernoted	1,932	1,784	1,754	2,443	7,913
Interest	563	467	547	535	2,112
Depreciation and amortization	522	509	477	398	1,906
Earnings from continuing operations before income taxes	$ 847	$ 808	$ 730	$ 1,510	$ 3,895

Improved results from continuing operations in 2001 compared to 2000 is attributed to the increase in volumes and improved production costs on certain complex castings. Costs were higher in 2001 due to increased volumes, higher labour rates, and higher prices for energy and raw material purchases. At the end of 2001 Haley had 530 employees, compared to 575 in 2000. The average labour cost per hour increased by about 3% in 2001 as a result of higher wage rates in the collective agreement. Presto's collective agreement with the United Steelworkers of America expired in October 2001. Presto was notified by the Steelworkers they would no longer be representing the hourly employees.

Results for the year include a foreign exchange gain of $568,000 (2000–$899,000) arising from the translation into Canadian dollars of amounts owing by the United States operation to the Canadian parent. The fourth quarter of 2001 includes $1.1 million benefit of claims for investment tax credits, which were earned in previous years but were not reasonably assured of realization until the fourth quarter of 2001. The significant reduction in interest expense was due to a reduction in Canadian prime rate during the year, and to more favourable rates obtained from the bank on the Company's term loan and operating line.

Taxation

Note 12 to the Consolidated Financial Statements compares expected Canadian effective tax rates to actual tax provisions based on tax laws enacted as at December 31, 2001 for earnings in the principal jurisdictions in which operations are located. The provision for income taxes includes withholding taxes of $50,000 (2000–$277,000) payable when Presto's foreign source earnings or interest charges are remitted to Canada. The Company has available investment tax credits of approximately $4.0 million, which expire at various dates from 2004 to 2011 for which no value has been reflected in the balance sheet due to the uncertainty of their realization. $1.1 million was realized in 2001 and was used to reduce cost of sales and operating expenses.

Changes in Accounting

New accounting rules for earnings per share from the Canadian Institute of Chartered Accountants which became effective in 2001 apply on a retroactive basis. The treasury stock method is used to calculate diluted earnings per share. This method assumes that option proceeds would be used to purchase common shares at the average market price during the period. The change had no significant impact on the reported earnings per share for the years presented.

Liquidity and Capital Resources

Bank and other debt at December 31, 2001 was $17.8 million (2000–$21.5 million), of which $13.1 million (2000–$17.4 million) was long-term debt. Long-term debt decreased during 2001 as a result of scheduled repayments, payments required under the terms of the agreement based on cash flows, and a portion of the net proceeds from the sale of Trimag. The scheduled repayment of the term debt is $625,000 quarterly and the remaining balance outstanding is due in 2004. The bank term loan requires the Company to maintain certain ratios. In the first and second quarters of 2001, the Company was not in compliance with its quick ratio for which a waiver was received from the bank. In September 2001, the loan agreement was amended with respect to the quick ratio. The Company was in compliance with all of the required covenants at December 31, 2001, and expects to be in compliance throughout 2002.

The Company qualifies for funding under a Government of Canada program and, during 2001, received $222,000 (2000–$1.5 million), of which $147,000 (2000–$813,000) was recorded as a long-term obligation. Repayment commences in 2005 based on a percentage of Haley Renfrew sales.

Working capital totalled $14.5 million at December 31, 2001 compared to $5.5 million at December 31, 2000. Working capital in 2000 included the Company's share of Trimag's working capital deficiency, being $7.5 million. The significant change in working capital is primarily due to the Trimag sale. The Company's current working capital financing consists of an operating line of credit in the amount of $6.0 million with a Canadian chartered bank, of which $2.1 million was outstanding at December 31, 2001 (2000-$1.4 million). The terms of the bank loans and long-term debt and the security given are described in the notes to the Consolidated Financial Statements.

Inventories and accounts receivable are significant assets on the Balance Sheet. Notes 3 and 5 to the Consolidated Financial Statements provide further details. Increased work in process inventories at December 2001 compared to 2000 are mainly attributable to the improved sales levels.

The Company does not hold or issue financial or derivative financial instruments for trading purposes. Approximately 63% of the Canadian operation's sales (65% for 2000) are denominated in U.S. funds. Where possible, expenditures are made in U.S. funds and it is the Company's practice to purchase forward exchange contracts to manage foreign currency exposure.

Capital expenditures for the year ended December 31, 2001 amounted to $3.4 million compared to $1.0 million for 2000. The Renfrew facility expenditures were $1.5 million of the total amount, primarily for upgrades to environmental systems. The Company has purchased approximately $1.9 million of the Trimag capital assets at Trimag's net book value, which approximates fair value and these assets are being leased to the Trimag purchaser over 10 years.

The major expenditures anticipated for 2002 at the Renfrew and Presto facilities are for additional upgrades to environmental systems of approximately $600,000 and for the purchase for digital radiographic equipment in the amount of $850,000.

The Company maintains various non-contributory defined benefit pension plans providing pension and other retirement benefits to most of its employees. The accrued pension benefit obligation at December 31, 2001 was $3,033,000. For further information on pension matters, see Note 11 to the Consolidated Financial Statements, including pension assumptions. To the extent these assumptions are not realized, Haley's pension expense and cash funding could increase or decrease.

Discontinued Operations - Automotive

In October 2001 the Company completed the sale of its share of Trimag, whereby Trimag sold all of its operating assets. The Company's share of the proceeds from the sale was $9.9 million, of which $5.2 million was used to repay Trimag's debt. After costs of sales and net of tax recoveries of $777,000, the Company has recorded a gain on disposal of $4.5 million in the fourth quarter of 2001. Haley has been released from a $2.0 million guarantee in respect of Trimag's indebtedness. In accordance with Haley's banking arrangement, $1.2 million of the proceeds were used to pay down Haley's debt.

Environmental Matters

The Company is subject to environmental laws and regulations enacted by federal, provincial, state, and local authorities in Canada and the United States. In Canada, the Company is required to maintain Certificates of Approval with respect to its water discharge, air emissions and landfill site. The Ministry of the Environment conducts periodic compliance reviews, and the Company is required to perform ongoing testing of its discharges. From time to time due to non compliance matters which arise, remediation and containment orders are received which require action by the Company. During the year ended December 31, 2001 capital expenditures, primarily related to the construction of a new sewage treatment facility, on environmental related projects totalled $956,000 (2000–$414,000). The Company also incurs ongoing costs in respect of environmental compliance and the costs are included in cost of sales and operating expenses. In 2001, such costs amounted to $424,000 (2000–$275,000).

The estimation of future environmental related costs depend on the development of appropriate remediation plans, which may require research to identify preferred methods using economically available best practices. The Company commits technical resources as it deems necessary, including outside consultants, to develop action plans in accordance with the requirements of the various jurisdictions within which it operates. In view of the uncertainties concerning environmental requirements, actual future costs for remediation could differ from amounts planned. For 2002, planned capital and operating expenditures for environmental projects amount to $1.1 million primarily for the ongoing remediation of the landfill site and for planned changes to the production process required to improve operations from an environmental standpoint.

Outlook

One of Haley's biggest tasks in 2002 will be to adjust to uncertain market conditions currently affecting the aerospace industry and the economy generally. Despite reduced new orders and backlogs compared to 2001, new program bid activity is high. The challenge for the Company will be to demonstrate to its customers that it is the Company best suited to provide high quality premium castings at a cost in line with their expectations.

Cautionary Note Concerning Factors That May Affect Future Results

This MD&A contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management's current expectations or plans for the future operating and financial performance of the Company, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as: "believe," "expect," "plans," "outlook," "strategy," "prospects," "estimate," "anticipate" and other words of similar meaning in connection with a discussion of future operating or financial performance. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements.

HALEY INDUSTRIES LIMITED

MANAGEMENT INFORMATION CIRCULAR

This circular is furnished in connection with a solicitation of proxies being made by the management of Haley Industries Limited (the "Company") for use at the Annual Meeting of Shareholders of the Company called for Thursday, May 23, 2002 and at any adjournment thereof. The cost of the solicitation will be borne directly by the Company. The information contained herein is given as of April 5, 2002 unless otherwise indicated.

Appointment and Revocation of Proxies

A shareholder desiring to appoint some person to represent the shareholder at the meeting other than the persons named in the accompanying instrument of proxy may do so. To exercise this right, the shareholder should insert such other person's name in the blank space provided in the instrument of proxy.

A shareholder who has given a proxy has the power to revoke such proxy prior to the commencement of the meeting by depositing an instrument in writing executed by the shareholder or by the attorney of the shareholder authorized in writing either at the office of the Company, Haley, Ontario at any time up to and including May 22, 2002, or, in the case of an adjournment, the last business day preceding the day of the adjourned meeting at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting or adjourned meeting or in any other manner permitted by law.

Exercise of Discretion by Proxyholders

The persons named in the accompanying instrument of proxy will vote the shares in respect of which they are appointed in accordance with the specifications or instructions of the security holder appointing them on any ballot that may be called for or required. The enclosed instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that may properly come before the meeting. The persons named in such instrument of proxy will exercise such discretionary authority by voting the shares represented thereby in favour of management. At the time of printing of this circular, management of the Company was not aware of any such amendments or variations or other matters to come before the meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Shareholder

There are 10,568,200 common shares of the Company issued, outstanding and entitled to be voted at the meeting. Each common share is entitled to 1 vote on each matter to be acted upon at the meeting. Holders of record at the close of business on April 15, 2002 or the transferees of such holders' shares who, at any time before the meeting, establish that they own such shares will be entitled to vote at the meeting.

To the knowledge of the directors and officers of the Company, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the voting rights attached to the shares of the Company other than Amcan Consolidated Technologies Corp. which beneficially owns 5,677,050 common shares of the Company (53.7%). Amcan Consolidated Technologies Corp. is 100% owned by The Carlyle Group, a private global investment firm, based in Washington, D.C.

Election of Directors

The Articles of the Company provide that the board of directors shall consist of a minimum of 3 directors and a maximum of 11 directors. The directors of the Company have previously received authority from the shareholders of the Company to determine the number of directors to be elected at each annual meeting of shareholders. The directors have determined that 6 directors be elected at the meeting. Under such shareholders' authority the directors also have the authority in their discretion to appoint up to 2 additional directors at any time after the shareholder meeting should they determine such action to be appropriate.

The following table states the names of all persons proposed to be nominated by management at the meeting for election as directors. The persons named in the accompanying instrument of proxy intend to vote for the election of such nominees. Management does not contemplate that any of the nominees will be unable to serve as a director but, if such event should occur for any reason prior to the meeting, the persons named in the accompanying instrument of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected.

Information as to Proposed Nominees for Election as Directors

Name	Present positions and offices with the Company and significant affiliates	Present principal occupation	Period of service as a director	Number of shares of the Company beneficially owned or over which control or direction was exercised on April 15, 2002
Robert J. Bradshaw Toronto, Ontario	Director	Chairman, Contor Industries Limited (diversified industrial manufacturing company)	Feb. 18, 1993 to date	—
Donald C. Lowe Toronto, Ontario	Director	Consultant and corporate director	May 5, 1993 to date	34,000
Allan R. Davis Hamilton, Ontario	Director and Chairman of the Board of the Company and Presto Casting Company	Chairman and Chief Executive Officer, Amcan Consolidated Technologies Corp. (diversified industrial manufacturing company)	May 24, 2000 to date	23,200
George B. Berta Hamilton, Ontario	Director of the Company and of Presto Casting Company	Vice Chairman, Amcan Consolidated Technologies Corp. (diversified industrial manufacturing company)	May 24, 2000 to date	3,000
Leslie L. Armitage Washington, D.C.	Director	Managing Director, The Carlyle Group (global investment firm)	May 24, 2000 to date	—
J. David Williamson Toronto, Ontario	Director	Executive Vice President and Chief Financial Officer, Clarica Life Insurance Company (life insurance company)	May 24, 2000 to date	—

Each of the proposed nominees for election as directors has held their principal occupation throughout the last five years with the following exceptions. Allan R. Davis was, prior to March 2000, President and Chief Executive Officer of Amcan Castings Limited. George B. Berta was, prior to March 2000, Chief Financial Officer of Tritech Precision Inc. Leslie L. Armitage was, prior to January 1999, a principal of the Carlyle Group. J. David Williamson was, prior to January 2001, President and Chief Executive Officer of Derlan Industries Limited, and prior to June 2000, President and Chief Operating Officer of Derlan Industries Limited, and prior to November 1998, Chief Financial Officer of Derlan Industries Limited, and from 1995 to 1997 was Vice President and Treasurer of Derlan Industries Limited, with a brief period during 1997 as Chief Financial Officer of Fantom Technologies.

The Company does not have an executive committee of its board of directors. The Company has two committees, being the corporate governance committee and the audit committee. The members of the corporate governance committee are Messrs. J. David Williamson, Robert J. Bradshaw and Donald C. Lowe and the members of the audit committee are Messrs. Robert J. Bradshaw, George B. Berta and J. David Williamson.

Executive Compensation

Report on Executive Compensation

The Company's executive compensation program is administered by the Board of Directors which determines the remuneration of the Company's senior officers, including the executive officers named in the compensation table below (the "Named Executive Officers"). The Board's decisions are based on consultations with the Chairman, Vice Chairman and the President & Chief Executive Officer.

The Company's executive compensation program is based on pay per performance philosophy and is designed to encourage, compensate and reward employees on the basis of individual and corporate performance, both in the short and long term.

The total compensation plan for senior officers is comprised of three components: base salary, bonuses and share options. Together these components form a strategy for achieving the following objectives with respect to the Company's senior officers, including the Named Executive Officers. The objectives are as follows:

1. to attract and retain a highly qualified workforce by offering competitive salaries in the markets in which the Company operates;
2. to motivate performance by tying incentive compensation to the achievement of the Company's goals as set out in the Company's plan; and
3. to align the interests of management with those of the Company's shareholders.

A senior officer's base salary is determined by an assessment of responsibilities and sustained performance. Because of the relatively small, unique niche markets in which the Company operates, it is difficult to obtain comparative compensation levels. Where such data is available and a comparison is possible, it is considered. The Company provides annual incentive compensation to its management through bonuses based on financial profitability of the Company and the success in achieving its strategic objectives. The Company's Management Share Option Plan was designed to focus management's attention on the long-term interests of the Company. The number of options granted to each member of management is determined in relation to their job levels. Details as to the particulars of the Plan are outlined below under "Share Options".

The following table sets forth the compensation of the President & Chief Executive Officer and the four most highly compensated senior officers of the Company for the fiscal years ended December 31, 1999 - 2001:

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation
					Awards		Payout	
	$	Salary $	Bonus $	Other Annual Compen-sation (1) $	Securities Under Options/ Shares Granted (#)	Restricted shares or Restricted Share Units $	LTIP Payouts $	$
D. Bartram (2) President & Chief Executive Officer	2001	(2)	Nil	Nil	Nil	Nil	Nil	Nil
R. Cuff (3) President & Chief Executive Officer	2001 2000 1999	77,660 223,020 163,900	20,000 198,467 53,640	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	1,600 4,706 Nil
P.J. Clark Vice President & General Manager	2001 2000 1999	157,000 147,000 154,700	57,715 40,500 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	900 975 900
J.C. Lemenchick Vice President, Finance and Secretary	2001 2000 1999	130,334 124,500 120,334	82,715 40,500 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	300 300 900
L. D. Herman Vice President and General Manager	2001 2000 1999	170,500 145,000 148,000	57,715 40,500 25,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) The value of perquisites and benefits for each Named Executive Officer is not greater than the lesser of $50,000 and 10% of total annual salary and bonuses, except as disclosed.

(2) The company paid Amcan Consolidated Technologies Corp. an aggregate of $240,000 in 2001 as fees for the services of D. Bartram as President and Chief Executive Officer.

(3) R. Cuff retired as President & Chief Executive Officer in April 2001.

Compensation of Directors

In fiscal 2001, standard compensation arrangements for directors included an annual retainer of $18,000 and a fee of $1,000 for each meeting attended.

Directors' and Officers' Insurance

During the year ended December 31, 2001, the Company participated in directors' and officers' liability insurance coverage of $10,000,000 for the benefit of all the directors and officers of the Company and its subsidiaries in such capacity and as a group. The annual premium cost paid by the Company for directors' and officers' liability insurance for these periods was $16,800. The policy contains deductibles of $2,500 for each director or officer to a maximum deductible of $10,000 for any loss.

Share Options

The Haley Management Share Option Plan, previously approved by shareholders, authorizes the directors to designate those officers, directors and key employees of the Company and its subsidiaries to whom options are to be granted, the number of common shares which are to be optioned and the terms of each option. Options are granted by the directors to participants in consideration of their services and in relation to their job levels. The directors also determine the time when, and the manner in which, each option is exercisable and the duration of the exercise period (not greater than 10 years). As of January 1, 2002, the number of shares reserved in respect of options granted is fixed at 748,676 common shares of the Company. Holders of the options may elect, on exercise, to receive the cash equivalent of the amount by which the market value of the shares exceeds the option price. The purchase price for optioned shares is to be paid in cash or by certified cheque to the Company at the time of exercise.

In November 1992 options to acquire 479,600 common shares were granted under the Plan, of which 336,600 were outstanding at January 1, 2002. The option price is $1.50 per share. In May 1994, options to acquire 207,000 common shares were granted under the Plan, none of which were outstanding as at January 1, 2002. 42,000 were exercised during 2001, 35,200 expired during 2001 and 44,600 of which the benefit was purchased during 2001. The option price was $1.725 per share. In March 1995, options to acquire 150,000 common shares were granted under the Plan, all of which were outstanding as at January 1, 2002. The option price is $1.60 per share. In May 1997 options to acquire 77,000 common shares were granted under the Plan, of which 66,000 were outstanding as at January 1, 2002. The option price is $3.80 per share. In September 2000, options to acquire 120,000 common shares were granted under the plan, all of which were outstanding as of January 1, 2002. The option price is $2.55 per share. Holders of the options may exercise up to 20% of the options each year, on a cumulative basis. All options may be exercised in the event an offer is made for the shares of the Company. Shares of the Company are available for issuance on the exercise of the options.

There were no options granted under the Plan during the year ended December 31, 2001, to any of the Named Executive Officers.

The following table sets forth, as at December 31, 2001, the total outstanding and exercisable options under the Plan for each Named Executive Officer:

Name	Securities Acquired on Exercise (#)	Aggregate Value Exercised $	Unexercised Options at December 31, 2001 Exercisable/ Unexercisable (#)	Value of Unexercised in the Money options at December 31, 2001 Exercisable/Unexercisable $
D. Bartram	Nil	Nil	nil/nil	nil/nil
R. Cuff	Nil	Nil	120,000/nil	60,000/nil
P.J. Clark	Nil	Nil	10,000/nil	5,000/nil
J.C. Lemenchick	Nil	Nil	50,000/nil	25,000/nil
L.D. Herman	Nil	Nil	22,000/nil	10,500/nil

Pension Plan

P.J. Clark and J.C. Lemenchick participate in the Company's defined benefit pension plan. The following table sets out the total annual retirement benefits payable under this plan to an eligible executive in the specified remuneration and years of service categories, assuming retirement at age 65.

Remuneration	Years of Service				
	15	20	25	30	35
$85,000 and above	$25,380	$34,440	$43,050	$51,660	$60,270

As at December 31, 2001, the estimated credited years of service under this plan for P.J. Clark and J.C. Lemenchick were 2.4, 13.6 years, respectively.

The pension benefits payable to P.J. Clark and J.C. Lemenchick upon retirement at their normal retirement age will be based on their highest average earnings during any three consecutive calendar years prior to retirement. The pension payable shall be the lesser of $1,722 or 2% of final average earnings for each year of credited service. Amounts receivable under the Canada Pension Plan do not reduce the above pension benefits. The normal form of pension payable to a member shall be made during the lifetime of the member, and should the member die before his spouse, the spouse shall receive a pension during her lifetime equal to 60% of the amount of pension prior to the member's death.

Five Year Total Shareholder Return Comparison

The following chart illustrates the Company's five year cumulative total shareholder return considering a $100 investment versus the return on the TSE 300 Index.


225
200
175
150
125
100
75
50
Haley Industries Limited
TSE 300 Index
142
138
178
189
163
131
129
77
58
62
1996
1997
1998
1999
2000
2001

Corporate Governance

The Toronto Stock Exchange has disclosure requirements (the "Guidelines") for listed companies with respect to corporate governance. The Board of Directors is responsible for supervising the management of the business and affairs of the Company directly and through its committees. The Company currently has two committees, Corporate Governance and Audit Committee, the mandates of which are provided herein.

The following chart sets out a brief description of the TSE guidelines together with the Company's corporate governance practices, as approved by the Board of Directors.

	TSE Guidelines	Compliance Comments
1.	The board should explicitly assume responsibility for the following matters:	
	a. the adoption of a strategic planning process;	Strategic plan is prepared annually and reviewed by board. Substantive developments are reviewed by the board.
	b. the identification of the principal risks of the Company's business and ensuring implementation of appropriate systems to manage them;	The board of directors is responsible for ensuring risks to the business are identified and systems are in place to manage them. The Audit Committee is formally charged with ensuring that an appropriate risk management system is in place.
	c. succession planning, including appointing, training and monitoring senior management;	The board is involved in approving candidates to fill senior management positions.
	d. a communications policy for the Company;	The board approves significant corporate communications with shareholders.
	e. the integrity of the corporation's internal control and management information systems.	The audit committee is responsible for reporting to the board on internal control matters and makes recommendations with respect to such matters.
2.	The board should be constituted with a majority of unrelated directors. An unrelated director is independent from management and free from any interest and any business relationship which could be perceived to materially interfere with a director's ability to act in the best interests of the company.	The board is comprised of six directors, all the whom are unrelated as per TSE guidelines. The Carlyle Group directly or through its 100% ownership of Amcan Consolidated Technologies Corp., which as of December 31, 2001 owned 53.7% of the Company's outstanding common shares, is represented on the board by three directors. None of the remaining directors have an interest in or relationship with the company or Amcan Consolidated Technologies Corp.
3.	The application of the definition of "unrelated director" should be the responsibility of the board with the requirement to disclose annually its compliance with having a majority of unrelated directors. Principles supporting the conclusion should be disclosed annually.	Disclosed annually.
4.	The board should appoint a committee of "outside" ie non management directors, a majority of whom are unrelated, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.	The Corporate Governance Committee lists as certain of its principal functions, recommending nominees for election to the board, appointments to fill any vacancies, and assessing the size and composition of the board and its committees.
5.	The board should implement a process for assessing the effectiveness of the board as a whole, the committees of the board, and the contribution of individual directors.	As the board is relatively small, the entire board acts as a committee to assess its effectiveness as a whole.
6.	The company should provide an orientation and education program for new recruits to the board.	Each new director is provided materials to assist in orientation and education.
7.	The board should examine its size and, where appropriate, undertake to reduce to a number which facilitates more effective decision making.	Board is already quite small and is considered appropriate for the purpose of decision making. The Corporate Governance Committee has a mandate to recommend amendments where appropriate.
8.	The board should review the adequacy and form of the compensation of directors and ensure it realistically reflects the responsibilities and risk involved in being an effective director.	The Corporate Governance Committee lists as one of its principal functions recommending the amount of compensation to be paid to directors of the company for their services as directors.
9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated, although some may include one or more inside directors.	All directors are considered to be outside and unrelated within TSE guidelines.
10.	Every board should expressly assume, or assign to a committee, responsibility for developing the company's approach to governance issues.	The Board has established a Corporate Governance Committee with responsibilities outlined in a mandate which has been approved by the board.
11.	The board, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. The board should also approve or develop corporate objectives for which the CEO is responsible for meeting.	No detailed position descriptions exist at this time. Position descriptions will be developed during 2002.
12.	The board should have in place appropriate structure and procedures to ensure the board can function independently of management. An appropriate structure would be to: (i) appoint a chair who is not a member of management; or (ii) assign this responsibility to a committee or to a director who is the "lead director."	There are no directors who are members of management.
	Appropriate procedures may involve the board meeting regularly without management present or may involve assigning responsibility for administering board's relationship to management to a committee.	Board requires management to exit meetings prior to the end of each board and committee meeting.
13.	The audit committee should be composed only of outside directors, its role should be defined so as to provide appropriate guidelines to committee members as to their duties. The committee should have direct access to auditors, and duties should include oversight for management reporting on internal control.	The audit committee is composed of outside directors, has access to auditors, discusses internal controls and has a formal description of the role of the audit committee.
14.	The board should implement a system which enables individual directors to engage outside advisers at the expense of the company, subject to appropriate committee approval.	Directors are able to engage outside advisers subject to the approval of the Corporate Governance Committee.

Corporate Governance Committee

The Corporate Governance Committee of the Board consists of three directors, being J. David Williamson, Robert Bradshaw and Donald C. Lowe. All of the members of the Committee are outside and unrelated. The chair of the Committee is J. David Williamson.

The principal function of the Committee includes overseeing all aspects of corporate governance and making recommendations to the Board as appropriate. The Committee recommends a slate of nominees to be proposed for election or re-election to the Board of Directors at annual meetings, and recommends nominees for election to the Board or for appointment to a Committee of the Board to fill any vacancies. The Committee also recommends the size and composition of the Board and of the Committees of the Board, the retirement age of Directors, and the amount of compensation to be paid to Directors of the Company for their services as Directors. The Committee makes recommendations with respect to continuing eligibility of Directors, and approves directors to engage outside advisers at the expense of the Company.

Audit Committee

The Audit Committee of the Board, consists of three Directors, being Robert J. Bradshaw, J. David Williamson and George Berta. The members of the Audit Committee are directors who are outside and unrelated. The chair of the Committee is Robert Bradshaw.

The principal functions of the Committee are to review the annual financial statement of the Company before it is approved by the Directors together with the report of the auditor proposed to be included in the annual report to shareholders. The Committee meets with the chief financial officer of the Company to discuss the scope and effectiveness of the internal control procedures established for the Company, and reviews with the Auditor its evaluation of the Company's internal controls. In addition, the Committee meets with the auditor to discuss the annual statement and significant transactions or events, reviews the timing and scope of the auditor's duties and helps to identify, where necessary, areas to which the auditor should give special attention. The Committee recommends to the Board the firm of chartered accountants to be recommended to the Annual Meeting for appointment as auditor for the ensuing years, and the basis of the auditor's remuneration. The Committee also approves quarterly financial results for public distribution, and performs other such functions as the Board may from time to time require, and such other functions as may be required of an Audit Committee by an appropriate regulatory authority.

Appointment of Auditors and Fixing of Remuneration

Management of the Company intends to nominate Ernst & Young for reappointment as auditors of the Company to hold office until the next annual meeting of the shareholders. Ernst & Young were first appointed in 1996. As in previous years, it is proposed that the shareholders pass a resolution authorizing the directors to fix the remuneration of the auditors. The persons named in the accompanying instrument of proxy intend to vote for such reappointment and such resolution.

Approval of Circular

The contents and sending of this Management Information Circular have been approved by the directors of the Company.

J. Lemenchick

J.C. Lemenchick (signed)
Vice President, Finance and Secretary

April 5, 2002

HALEY
Industries Limited

Interim Report

Six months ended
June 30, 2002
(Unaudited)

HALEY INDUSTRIES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2002 (Unaudited)

CORPORATE OVERVIEW

Haley facilities in Renfrew, Ontario and Phoenix, Arizona ("Presto") manufacture and market high technology magnesium and aluminium alloy castings primarily for the aerospace industry.

Haley's earnings and cash flows are impacted by external market forces which are tied primarily to the aerospace industry. These external forces include airline traffic growth, airline load factors, military budgets and general economic activity.

Concurrent with Haley's recent decision in 2000 to focus on the aerospace sector, Amcan Consolidated Technologies Corp. (which owns 54% of Haley) determined to narrow its focus as a premium automotive producer. On July 16, 2002 Magellan Aerospace Corporation made an offer to acquire all of the outstanding shares of Haley. Shareholders who accepted the offer could elect to receive, either $2.15 cash for each Haley common share, or 0.425 common shares of Magellan for each Haley common share. Having considered the terms of the offer and the advice of its professional advisers and additional matters, Haley's board of directors determined that it would not make a recommendation to holders of Haley shares. The offer by Magellan expired on August 21, 2002. Approximately 72% of the issued and outstanding Haley shares were deposited in acceptance of the offer. On August 22, 2002 Magellan decided to increase the consideration offered to 0.45 of a Magellan share or $2.16 cash for each Haley share and Magellan extended the period during which the remaining common shares of Haley may be deposited until September 3, 3002.

Magellan Aerospace Corporation is a diversified supplier of components to the aerospace industry. Magellan designs, engineers, and manufactures aeroengine and aerostructure components for aerospace markets, advanced products for military and space markets, and complementary specialty products. Magellan is a public company whose shares trade on the Toronto Stock Exchange, with operating units throughout the United States and Canada.

RESULTS OF OPERATIONS

The effects of the economic slowdown affecting the aerospace industry impacted both the Company's Renfrew operations and Presto Casting Company.

Sales for the second quarter of 2002 were lower than second quarter sales in 2001 by $4.6 million, or 24%. In 2001, both the Renfrew facility and Presto had extremely strong quarters, with near record sales at each location. Earnings from continuing operations before taxes were $542,000 compared to $1.7 million in the prior year, primarily as a result of the decreased sales. Given the economic slowdown, the reduced sales were in line with management's expectations.

Sales for the first six months of 2002 were $33.3 million compared to $36.7 million in 2001, an overall reduction of 9.4%. The reduced sales, as previously stated, occurred in the second quarter.

Earnings from continuing operations for the six months ended June 30, 2002 were $1.2 million ($0.11 per share) compared to $1.9 million ($0.18 per share) in 2001. The reduction in earnings is attributable primarily to the lower sales levels.

In the fourth quarter of 2001, Trimag (the Company's 50% automotive joint venture with Amcan) was sold to a third party. The $147,000 gain reflected in the first six months of 2002 represents the final settlement of the proceeds of the sale.

LIQUIDITY AND CAPITAL RESOURCES

Long term debt at June 30, 2002 was $13.7 million (December 31, 2001 - $15.7 million). Long-term debt decreased during the first six months primarily as a result of the scheduled $625,000 quarterly term debt repayments and by $750,000 as noted below. The remaining balance outstanding is due in 2004.

Working capital totalled $14.2 million at June 30, 2002 compared to $14.5 million at December 31, 2001. The Company's current working capital financing consists of an operating line of credit in the amount of $6.0 million with a Canadian chartered bank, none of which was outstanding at June 30, 2002 (December 31, 2001-$2.1 million). The terms of the long-term debt and the security given are described in note 3 to the accompanying consolidated financial statements.

Decreased inventories at June 2002 compared to December 2001 are mainly attributable to the decrease in sales.

Capital expenditures for the first six months of 2002 amounted to $1.1 million compared to $766,000 for same period in 2001. Expenditures made at the Renfrew facility were primarily for upgrades to environmental systems and an initial payment for filmless x-ray equipment. Expenditures for the balance of 2002 include $500,000 for filmless x-ray equipment.

In April 2002, Presto sold a parcel of land in Phoenix and realized a $71,000 gain and used the cash proceeds of $750,000 to pay down long term debt.

OUTLOOK

Haley intends to focus on its historical core business in the aerospace industry, where it has demonstrated a competitive advantage in the past. As stated in the Company's Annual Report, Haley's tasks in fiscal 2002 are to improve usage of working capital, to further reduce the company's outstanding debts, and to position the company for the future. To that end, inventory was reduced by $2.7 million in the first six months primarily attributable to the sales decline, but also due to success of programs to reduce levels of inventroy. In addition to its regular $625,000 quarterly repayments of term debt and the $750,000 payment made as a result of the sale of Presto's vacant land, the bank debt at December 31, 2001 of $2.1 million was eliminated and the Company had $1.2 million in cash on hand at June 30, 2002.

The Company's believes there is potential for revenue growth for high quality complex castings. While backlogs of the company have softened recently due to the general economic slowdown and sales could remain lower in the next quarter, new bid activity is high, with many exciting new customer programs in development. The Company has also received a number of enquiries from customers for casting work which is currently being done by a major competitor.

Effective January 1, 2002, Haley adopted CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments. Because the Company may settle stock options in cash for the difference between the grant price and the market price at the time of exercise, the amount must be treated as compensation expense. At June 30, 2002, the Company had 121,000 options outstanding which were "in the money". Under the new rules, companies adopting the cash settlement method must revalue the options outstanding and deduct from earnings the increase in the market value of their shares, multiplied by the number of shares to be issued under options. Conversely, earnings would be increased for the reduction in market value of options. Accordingly, volatile stock market conditions may affect earnings of the Company.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This MD&A contains statements which, to the extent they are not statements of historical or present fact, constitute "forward-looking statements" under the securities laws. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These forward-looking statements are intended to provide management's current expectations or plans for the future operating and financial performance of the Company, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as: "believe," "expect," "plans," "outlook," "strategy," "prospects," "estimate," "anticipate" and other words of similar meaning in connection with a discussion of future operating or financial performance. All forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements.

August 22, 2002

HALEY INDUSTRIES LIMITED ***Consolidated Financial Statements***

Consolidated Balance Sheet (Unaudited)

	As at June 30, 2002 (000's)	As at December 31, 2001 (000's)
ASSETS		
Current assets		
Cash	$ 1,248	$ 331
Accounts receivable	12,627	12,899
Inventories	8,938	11,619
Prepaid expenses	215	181
	23,028	25,030
Property, plant and equipment	22,913	23,890
Other assets	787	725
Future income taxes	1,069	1,096
	$47,797	$50,741
LIABILITIES		
Current liabilities		
Bank indebtedness	$ -	$ 2,108
Accounts payable and accrued liabilities	5,995	5,742
Income taxes payable	147	80
Current portion of long term debt	2,646	2,646
	8,788	10,576
Long term debt	11,088	13,054
Pension liability	2,961	3,033
	22,837	26,663
SHAREHOLDERS' EQUITY		
Capital stock	8,908	8,908
Retained earnings	16,209	15,211
Cumulative translation adjustment	(157)	(41)
	24,960	24,078
	$47,797	$50,741

HALEY INDUSTRIES LIMITED *Consolidated Financial Statements*

Consolidated Statement of Earnings and Retained Earnings (Unaudited)

	Three months ended June 30 2002 (000's)	Three months ended June 30 2001 (000's)	Six months ended June 30 2002 (000's)	Six months ended June 30 2001 (000's)
Sales	$14,846	$19,442	$33,289	$36,748
Expenses				
Cost of sales, operating and other expense	13,528	16,735	29,842	31,752
Interest on long term debt	188	393	369	834
Interest expense	30	90	72	169
Depreciation and amortization	558	514	1,104	987
	14,304	17,732	31,387	33,742
Earnings from continuing operations before income taxes	542	1,710	1,902	3,006
Provision for income taxes	232	644	751	1,134
Earnings from continuing operations	310	1,006	1,151	1,872
Earnings from discontinued operations	64	-	147	-
Net earnings for the period	374	1,066	1,298	1,872
Retained earnings - beginning of period	15,835	7,935	15,211	7,129
Change in accounting policy - benefit of stock options (note 6)	-	-	(300)	-
Repurchase of stock options	-	(21)	-	(21)
Retained earnings - end of period	$16,209	$ 8,980	$16,209	$ 8,980
Basic and Diluted Earnings Per Common Share				
From continuing operations	$0.03	$0.10	$0.11	$0.18
From discontinued operations	$0.00	$0.00	$0.01	$0.00
Net for the period	$0.03	$0.10	$0.12	$0.18
Weighted average number of common share outstanding				
Basic	10,568	10,554	10,568	10,540

Consolidated Statement of Cash Flows (Unaudited)

	Three months ended June 30 2002 (000's)	Three months ended June 30 2001 (000's)	Six months ended June 30 2002 (000's)	Six months ended June 30 2001 (000's)
Cash Provided From (Used In)				
Operating Activities				
Earnings from continuing operations	$ 310	$ 1,066	$ 1,151	$ 1,872
Depreciation and amortization	558	514	1,104	987
Other non cash charges in earnings	142	112	250	225
Income taxes - non cash	(112)	322	251	601
Change in pension obligation	(72)	(121)	(72)	(121)
Gain on sale of land	(71)	-	(71)	-
Investment tax credits earned	(303)	-	(303)	-
Net change in the components of working capital from continuing operations other than bank indebtedness	539	(988)	2,936	(2,670)
Cash provided from continuing operations	991	905	5,246	894
Investing Activities				
Purchase of property, plant & equipment	(601)	(392)	(1,059)	(766)
Proceeds on sale of fixed assets	838	-	838	-
Deferred costs	-	168	-	88
Cash used in investing activities of continuing operations	237	(224)	(221)	(678)
Financing Activities				
Bank indebtedness	-	(101)	(2,108)	1,128
Repayment of long term debt	(1,358)	(633)	(2,000)	(2,049)
Proceeds from exercise of stock options (net)	-	53	-	53
Cash used in financing activities of continuing operations	(1,358)	(681)	(4,108)	(868)
Cash provided from (used in) discontinued operations	(130)	-	917	(652)
Cash provided from discontinued operations	129	-	-	-
Net increase (decrease) in cash for the period	(1)	-	917	(652)
Cash - beginning of period	1,249	-	331	652
Cash - end of period	$1,248	$ -	$ 1,248	$ -

1. Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. The consolidated financial statements reflect all adjustments and accruals which management considers necessary for a fair presentation of financial position and results of operations for the periods presented. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2001. The results for interim periods are not necessarily indicative of results to be expected for the year or any future periods.

2. Trimag limited partnership

Haley Industries Limited ("Haley") had a 50/50 limited partnership ("Trimag") with Amcan Consolidated Technologies Corp. ("Amcan") of Hamilton, Ontario. Haley is a subsidiary of Amcan. Trimag sold its assets and business to a third party in the fourth quarter of 2001.

Earnings from discontinued operations for the six months ended June 30, 2002 represents Haley's share of the balance of proceeds of the sale received, net of deferred income taxes of $79,000 (March 31, 2002 - $46,000).

3. Bank term loan

The Company's bank term loan bears interest at prime plus 1%. The principal is repayable at $625,000 per quarter with the balance outstanding due in 2004. In addition, the Company is required annually to make additional payments based on its annual actual cash flows and during the six months ended June 30, 2002, the Company was not required to make any payment (for the six months ended June 30, 2001 - payment of $791,000). As required, $750,000 of the proceeds arising on the sale of land during the three months ended June 30, 2002 was used to pay down the loan. The loan is subject to the Company maintaining certain covenants, including required financial ratios. The Company was in compliance with all of its ratios during the six months ended June 30, 2002. In connection with the operating line of credit and the term loan, the Company provided the bank a security interest in all assets.

4. Shareholders' Equity - Net earnings per common share

The weighted average number of shares outstanding and the effects of dilution are as follows:

	Three months ended June 30		Six months ended June 30	
	2002	2001	2002	2001
	(in thousands)		(in thousands)	
Basic	10,568	10,554	10,568	10,540
Potential dilution - stock options	44	117	43	86
Diluted	10,612	10,671	10,611	10,626

A total of 120,000 (six months ended June 30, 2001 - 66,000) options have been excluded from the diluted income per share as their effect would be anti-dilutive.

5. Financial instruments

It is the Company's practice to purchase forward exchange contracts to manage foreign currency exposure related to foreign currency denominated sales. The Company has entered into forward foreign exchange contracts at June 30, 2002 with a Canadian chartered bank that oblige the Company to sell and the bank to buy U.S. $7.2 million (December 31, 2001 – U.S. $6.7 million) at set future dates during the subsequent 12 months at predetermined exchange rates that average Cdn. $1.59(December 31, 2001– Cdn $1.57). The contracts are matched with anticipated U.S. dollar cash flows from export sales to protect the Company from unexpected changes in the value of the U.S. dollar relative to the Canadian dollar. Prevailing market rates at June 30, 2002 for similar contracts would average Cdn. $1.52 (December 31, 2001 – Cdn $1.59).

6. New accounting pronouncements

Effective January 1, 2002 the Company has adopted the new recommendations of Section 3870 of the CICA Handbook related to stock based compensation. Under the new recommendations, the Company is required to include with compensation costs the amount by which the quoted market value of common shares under option exceeds the option price of such shares. Option holders may elect to receive cash from the Company at the time options are exercised. As permitted by the new recommendations, the Company has recorded a $300,000 charge to retained earnings at January 1, 2002 for the impact of the initial adoption of the new rules as of January 1, 2002. The impact of the change was to reduce earnings during the three and six months ended June 30, 2002 by $170,000.

7. Offer to Purchase

On July 2, 2002 Magellan Aerospace Corporation offered to acquire all of the outstanding common shares of the Company.

HALEY INDUSTRIES LIMITED
HALEY, ONTARIO, CANADA KOJ 1Y0

HALEY INDUSTRIES LIMITED

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned shareholder of HALEY INDUSTRIES LIMITED hereby appoints Mr. Richard A. Neill or, failing him, Mr. John B. Dekker or, instead of any of them, ______________________________ as the proxyholder for the undersigned, with power of substitution, to attend and act **at the Special Meeting of Shareholders of Haley Industries Limited (the "Company") to be held at the Toronto Board of Trade Airport Centre – Pearson Room, 830 Dixon Road, Etobicoke, Ontario on Friday, November 29, 2002 at 9:30 a.m. (Toronto time), and at any adjournment(s) or postponement(s) thereof**, in the same manner and to the same extent as if the undersigned were present at the said meeting.

If the shares registered in the name of the undersigned are to be voted in respect of the following matters, the undersigned must so specify by marking the box provided:

1. Special Resolution

VOTE FOR ☐ AGAINST ☐

the Special Resolution to effect the Amalgamation as defined in the accompanying Management Proxy Circular.

The shares represented by this proxy will be voted on any ballot or vote that may be called for and, if a choice is specified, such shares will be voted accordingly. Failing such specification, this proxy confers authority on the proxyholder to VOTE such shares FOR the Special Resolution.

This proxy confers discretionary authority on the proxyholder to vote the shares represented hereby as such proxyholder thinks in respect of any amendment(s) or variation(s) to matters identified in the Notice of Meeting and any other matter(s) that may properly come before said Special Meeting of Shareholders, or any postponement(s) or adjournment(s) thereof. As of the date of mailing of the accompanying Management Proxy Circular, Management of the Company was not aware of any such amendment(s) or variation(s) or other matter(s).

Any proxy previously given by the undersigned in respect of the said Special Meeting of Shareholders is hereby revoked, and the undersigned ratifies everything the proxyholder may do at such meeting or any adjournment(s) or postponement(s) thereof.

You are requested to sign this form of proxy and return it as soon as possible. A prepaid return envelope has been enclosed for your convenience. This proxy may be signed by the shareholder or by the shareholder's attorney authorized in writing. If this proxy is not dated in the space provided, it is deemed to bear the date on which it was mailed by Management of the Company.

The persons designated in this form of proxy are directors of the Company. A shareholder may appoint a proxyholder, who need not be a shareholder, other than the person designated in this form of proxy to attend and act on behalf of the shareholder at the said Special Meeting of Shareholders by inserting the name of such other proxyholder in the blank space provided herein and striking out the name of the person designated. Alternatively, the shareholder may submit another appropriate form of proxy.

DATED: ______________________________

SIGNED: ______________________________

PRINT NAME: ______________________________

NUMBER OF COMMON SHARES: ______________________________

Notes

1. To be valid, this proxy must be duly signed and deposited with Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not later than 4:30 p.m. (Toronto time) on November 27, 2002 or, if the Special Meeting of Shareholders is adjourned or postponed, the Close of Business on the last Business Day preceding the day of the adjourned or postponed Meeting. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, immediately prior to the commencement of the Meeting or any adjournment(s) or postponement(s) thereof.

2. If you are an individual holder of Haley Shares, please sign exactly as your Haley Shares are registered. If the Shareholder is a person other than an individual, this proxy must be executed by a duly authorized officer or attorney of the Shareholder and, if the Shareholder is a corporation and such corporation has a corporate seal, its corporate seal should be affixed.

3. If Haley Shares are registered in the name of an executor, administrator or trustee, please sign exactly as the Haley Shares are registered. If the Haley Shares are registered in the name of a deceased or other Shareholder, the Shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the Shareholder must be attached to this proxy.

4. In many cases, Haley Shares beneficially owned by a holder (a "Beneficial Holder ") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Beneficial Holders should follow the instructions of their intermediaries to vote their Haley Shares.

5. Please refer to the accompanying Management Proxy Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

6. Registered holders of Haley Shares are entitled to dissent in respect of the Amalgamation involving the Company in accordance with the right of dissent described in the accompanying Management Proxy Circular. A Shareholder may only exercise the right to dissent in respect of Haley Shares that are registered in that Shareholder's name. Shareholders, including Beneficial Holders, who wish to dissent should carefully review the section entitled "Right of Dissent " in the accompanying Management Proxy Circular.

   THE FAILURE TO COMPLY STRICTLY WITH THE STATUTORY REQUIREMENTS FOR THE RIGHT OF DISSENT MAY RESULT IN THE LOSS OR UNAVAILABILITY OF THE RIGHT TO DISSENT.

7. Capitalized terms used herein without definitions have the meanings given to such terms in the accompanying Management Proxy Circular.

   THIS IS YOUR PROXY. PLEASE COMPLETE, FOLD AND RETURN IN THE ENVELOPE PROVIDED.

LETTER OF TRANSMITTAL

to accompany certificates for common shares of

HALEY INDUSTRIES LIMITED

Please review the instructions before completing this Letter of Transmittal. Computershare Trust Company of Canada, your investment advisor, stockbroker, bank manager, lawyer or other professional advisor can assist you in completing this Letter of Transmittal.

This Letter of Transmittal is for use by holders (the "Shareholders") of common shares (the "Common Shares") of Haley Industries Limited ("Haley") in connection with the proposed amalgamation (the "Amalgamation") under the *Business Corporations Act* (Ontario), which is being submitted for approval to Shareholders at the special meeting of Shareholders of Haley (the "Meeting") to be held on November 29, 2002.

Pursuant to the Amalgamation, Haley will amalgamate with 2014835 Ontario Limited ("Subco"), a wholly-owned subsidiary of Magellan Aerospace Limited ("MAL"), which will result in the amalgamated company ("Amalco") continuing as a wholly-owned subsidiary of MAL. If the Amalgamation is completed, each Common Share (other than those held by Subco and by the Dissenting Shareholders) will, if the Shareholder makes the Cash Election, be exchanged into one Amalco Class A Redeemable Preferred Share. Thereafter, Shareholders (other than Subco and the Dissenting Shareholders) will receive $2.16 (the "Redemption Consideration") in payment of the redemption price of the Amalco Class A Redeemable Preferred Shares on the redemption thereof. Shareholders who elect, or are deemed to elect, the Magellan Share Election Consideration will receive 0.45 of a Magellan Share in exchange for each Common Share held (the "Magellan Share Election Consideration"). Shareholders are referred to the management proxy circular of Haley dated October 30, 2002 (the "Circular") which accompanies this Letter of Transmittal for more information concerning the Meeting and the Amalgamation. The Amalgamation is anticipated to be effective on the Effective Date. Capitalized terms used but not defined in this Letter of Transmittal, which are defined in the Circular, have the meanings set out therein. The Instructions and Rules accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

IN THE EVENT THAT THE DEPOSITARY HAS NOT RECEIVED FROM THE MINORITY SHAREHOLDER A LETTER OF TRANSMITTAL DULY COMPLETED AND EXECUTED IN ACCORDANCE WITH THE INSTRUCTION ON THIS FORM, TOGETHER WITH SHARE CERTIFICATES REPRESENTING COMMON SHARES, BEFORE 5:00 P.M. (TORONTO TIME) ON NOVEMBER 30, 2002, SUCH SHAREHOLDER WILL BE DEEMED TO HAVE MADE THE MAGELLAN SHARE ELECTION. TO RECEIVE PAYMENT PURSUANT TO THE AMALGAMATION, THIS LETTER OF TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED, OR A MANUALLY EXECUTED FACSIMILE HEREOF, TOGETHER WITH ALL OTHER REQUIRED DOCUMENTS, INCLUDING CERTIFICATES REPRESENTING YOUR COMMON SHARES (IF APPLICABLE), MUST BE DELIVERED TO COMPUTERSHARE TRUST COMPANY OF CANADA IN ITS CAPACITY AS DEPOSITARY OF HALEY (THE "DEPOSITARY") AND AS AGENT ACTING FOR AND ON BEHALF OF THE SHAREHOLDERS (THE "AGENT") AT THE OFFICES SHOWN ON THE LAST PAGE OF THIS DOCUMENT.

TO: **HALEY INDUSTRIES LIMITED**
AND TO: **COMPUTERSHARE TRUST COMPANY OF CANADA at its Toronto offices set out on the back page, in its capacity as the Depositary of Haley and as agent of the Shareholders**

The undersigned, by execution of this Letter of Transmittal, hereby covenants, represents and warrants that (i) the undersigned, or the person on whose behalf the enclosed certificate(s) for Common Shares are being surrendered, has good title to and is the beneficial owner of the Common Shares represented by the share certificate(s) indicated in the table below, (ii) such Common Shares are held by the undersigned, or by such person, free and clear of all mortgages, liens, restrictions, charges, encumbrances, pledges, hypothecations, hypothecs, security interests, claims, equities and rights of others whatsoever, (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and surrender the enclosed certificate(s) for Common Shares and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Common Shares to any other person, (iv) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary prior to November 30, 2002 in the manner set out above, the undersigned will not, prior to such time, transfer or permit to be transferred any such Common Shares, and (v) all representations and warranties of the undersigned given in this Letter of Transmittal will be true and correct immediately prior to the Effective Date of the Amalgamation as if made at and as of that time.

The undersigned delivers to you the enclosed certificate(s) representing the Common Shares.

The following are the details of the enclosed certificate(s):

Name(s) of registered holder(s) Fill in exactly as name appears on certificate(s)	Certificate number(s) of Common Shares	Number of Common Shares
	TOTAL	

<u>Note</u>: If space is insufficient, please attach a separate list in the above form.

The undersigned hereby surrenders the certificate(s) representing the Common Shares described above and delivered herewith for the appropriate consideration pursuant to the Amalgamation.

GENERAL PROVISIONS

1. The undersigned acknowledges receipt of the Circular.

2. The undersigned acknowledges that, upon the Amalgamation becoming effective, the Common Shares described above will be dealt with in accordance with the provisions of the Amalgamation Agreement. Accordingly, for each Common Share described above, the undersigned will receive (i) if the Cash Election is chosen, one (1) Amalco Class A Redeemable Preferred Share which will be redeemed at the Time of Redemption for the Redemption Consideration or (ii) if the Magellan Share Election is chosen, the Magellan Share Election Consideration. The undersigned acknowledges and agrees that no certificates shall be issued in respect of the Amalco Class A Redeemable Preferred Shares and such shares shall be evidenced by the certificates representing the Common Shares.

3. The covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Amalgamation and the redemption of the Amalco Class A Redeemable Preferred Shares into which the undersigned's Common Shares are exchanged.

4. All authority herein conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

5. The undersigned acknowledges and agrees that under no circumstances will interest be paid on the Redemption Consideration by reason of any delay in paying the Redemption Consideration or otherwise.

6. The undersigned acknowledges and agrees that in the event that the Depositary has not received from the Minority Shareholder a Letter of Transmittal duly completed and executed in accordance with the instruction on this form, together with share certificates representing Common Shares, before 5:00 p.m. (Toronto time) on November 30, 2002, the undersigned shall be deemed to have elected to have made the Magellan Share Election, notwithstanding any other term hereof or election herein.

7. Subject only to the requisite approvals at the Meeting of the Amalgamation and the filing of any applicable articles of amalgamation in respect of the Amalgamation, the undersigned agrees to execute, upon request, any additional documents and other assurances as may be necessary or desirable to complete the Amalgamation, and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be.

8. The undersigned agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares surrendered in connection with the Amalgamation shall be determined by Amalco in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon Amalco, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of shares and no liability will be incurred by any of them for failure to give any such notice.

9. The undersigned acknowledges and agrees that failure of a Shareholder to forward a duly completed Letter of Transmittal within six years from the Effective Date will result in forfeiture of any entitlement of such Shareholder to the Redemption Consideration.

The undersigned hereby authorizes and irrevocably directs Amalco and the Depositary to issue, or cause to be issued, and deliver, or cause to be delivered, such cheque or cheques or certificates representing Magellan Shares to which the undersigned may be entitled pursuant to the Amalgamation as follows:

Payment Instructions: The undersigned hereby authorizes and irrevocably directs Amalco and/or the Depositary to make such cheque payable to or register share certificate for the Magellan Shares to which the undersigned may be entitled.

Name (Please print)

Street Address and Number

City/Province or State/Postal or Zip Code

Telephone Number

Residence

Canadian Social Insurance Number, or if you are a U.S. person, you must provide your Taxpayer Identification Number.

Delivery Instructions: The undersigned hereby authorizes and irrevocably directs Amalco and/or the Depositary to deliver or make available for delivery such cheque or Magellan share certificates to which the undersigned may be entitled, in accordance with the instructions given below (or, if no instructions given, forwarded to the address of the undersigned on the share register maintained by Haley):

☐ mailing to address indicated in "Payment Instructions"

or

☐ holding for pick-up by the undersigned at the Depositary's office in Toronto (9th Floor, 100 University Avenue, Toronto, Ontario)

Election: The undersigned hereby elects to receive (please check one):

☐ ALL SHARES: 0.45 Magellan Common Shares in respect of each Common Share (the "share election"), subject to rounding as set forth in the Circular;

OR

☐ ALL CASH: $2.16 (Canadian) cash in respect of each Class A Redeemable Preferred Share (the "cash election").

If an election is not made or, if made, is not properly made, or if made after the Election Deadline, the undersigned will be deemed to have elected the "share election" option.

SIGN HERE	**GUARANTEE OF SIGNATURE**
Signature of Shareholder (see Instruction 2)	Authorized Signature (see Instruction 3)
Date	Name of Firm
Name of Shareholder (please print or type)	Name of Guarantor (please print or type)
Address (include Postal or Zip Code)	Address (include Postal or Zip Code)
Telephone Number (include Area Code) and E-mail	Telephone Number (include Area Code)
Social Insurance Number	

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned and you shall be deemed to have required that any contract evidenced by this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. Étant donné que le soussigné utilise une lettre d'envoi rédigée en langue anglaise, le soussigné et les destinataires sont réputés avoir demandé que les contrats attestés par cette lettre d'envoi de même que tous les documents qui s'y rapportent soient rédigés exclusivement en langue anglaise.

In the event the Amalgamation is not completed, the certificate(s) representing the Common Shares will be returned to the holders thereof at the address provided above or, if no address is provided, to the address of the Shareholder as it appears in the records of Haley.

INSTRUCTIONS AND RULES

1. Use of Letter of Transmittal

This Letter of Transmittal (or a manually executed facsimile hereof), properly completed and duly executed, together with accompanying certificate(s) representing Common Shares and all other documents required by Amalco and the Depositary must be received by the Depositary at the Toronto offices of the Depositary specified on this Letter of Transmittal.

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) is at the option and sole risk of the Shareholder, and delivery will be deemed to be effective only when such documents are actually received. It is recommended that the necessary documentation be hand-delivered to the office of the Depositary specified in the Letter of Transmittal. Alternatively, if sent by mail, registered mail, properly insured, with return receipt is recommended. **Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of those Common Shares.**

A SHAREHOLDER SHOULD NOT COMPLETE THIS LETTER OF TRANSMITTAL AND DELIVER IT TOGETHER WITH SUCH SHAREHOLDER'S CERTIFICATE(S) REPRESENTING COMMON SHARES IN THE MANNER DESCRIBED HEREIN IF SUCH SHAREHOLDER INTENDS TO EXERCISE THE RIGHTS DESCRIBED UNDER THE HEADING **"RIGHT OF DISSENT"** IN THE CIRCULAR.

2. Signing of Letter of Transmittal

(a) This Letter of Transmittal must be duly completed and signed by the Shareholder, or by the Shareholder's duly authorized representative. THE SIGNATURE MUST CORRESPOND IN EVERY RESPECT WITH THE NAME OF THE REGISTERED SHAREHOLDER APPEARING ON THE FACE OF THE CERTIFICATE(S) REPRESENTING COMMON SHARES.

(b) Where this Letter of Transmittal is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian or any person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of authority to act. If the Common Shares transmitted hereby are held of record by two or more joint owners, all such joint owners must sign this Letter of Transmittal.

(c) Any director or officer of Amalco may make decisions on all questions which may arise in respect of the completion and execution of this Letter of Transmittal and the endorsement of the certificate(s) representing Common Shares transmitted hereby and all decisions made by any such officer or director shall be conclusive and binding on the Shareholder, the Depositary and Amalco.

3. Delivery of Certificates of Common Shares and Guarantee of Signatures

The certificate(s) representing the Common Shares transmitted hereto must be forwarded to the offices of the Depositary as specified in the Letter of Transmittal together with the Letter of Transmittal. Certificate(s) representing Common Shares registered in the name of the person by whom (or on whose behalf) this Letter of Transmittal is signed need not be endorsed or accompanied by any form of transfer other than this Letter of Transmittal itself executed in accordance with instruction 2 above. Certificate(s) representing Common Shares not so registered must be endorsed by the registered holder thereof or accompanied by a stock transfer power(s) duly completed by such registered holder, with signature guaranteed in either case by a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. **THE SIGNATURE OF THE REGISTERED HOLDER ON SUCH SHARE CERTIFICATE(S) OR STOCK TRANSFER POWER(S) MUST CORRESPOND IN EVERY RESPECT WITH THE NAME OF THE REGISTERED HOLDER APPEARING ON THE FACE OF THE SHARE CERTIFICATE(S).**

4. Miscellaneous

(a) If additional copies of this Letter of Transmittal are desired for any purpose, they may be obtained from the Toronto office of the Depositary as specified in the Letter of Transmittal. For additional information contact the Depositary at its Toronto addresses specified in the Letter of Transmittal.

(b) If Common Shares are registered in different forms (e.g. "John Doe" and "J. Doe") a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent surrender of Common Shares will be accepted. All surrendering Shareholders waive any right to receive any notice of acceptance of Common Shares for payment of Redemption Consideration or Magellan Share Election Consideration, as applicable, by executing this Letter of Transmittal (or a facsimile thereof).

(d) If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirement, which must be properly completed and submitted in good order to the Depositary on or prior to effecting the payment of the Redemption Consideration or Magellan Share Election Consideration, as applicable.

(e) It is strongly recommended that, prior to completing this Letter of Transmittal, you read the Circular.

(f) Amalco reserves the right, if it so elects, in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

The Depositary is:

Computershare Trust Company of Canada

By Mail:
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2
Attention: Corporate Actions

Or by Hand or by Courier:
9th Floor
100 University Avenue
Toronto, Ontario
M5J 2Y1
Attention: Corporate Actions

Toll Free: 1-800-564-6253
Email: caregistryinfo@computershare.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Magellan Aerospace Limited concurrently with this Form CB.

PART IV

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGELLAN AEROSPACE LIMITED

Dated: November 12, 2002

Name: John Dekker
Title: Vice-President Finance and Secretary